                                               Filed pursuant to Rule 424(b)(1)
                                                     Registration No. 333-37316
PROSPECTUS

                               7,000,000 Shares

                                [LOGO OF AVICI]
                                 COMMON STOCK

                               ----------------

Avici Systems Inc. is offering 7,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares.

                               ----------------

Our common stock has been approved for listing on the Nasdaq National Market under the symbol "AVCI."

                               ----------------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                               ----------------

                               PRICE $31 A SHARE

                               ----------------

                                                       Underwriting
                                                        Discounts
                                            Price to       and      Proceeds to
                                             Public    Commissions     Avici
                                          ------------ ------------ ------------
Per Share................................    $31.00       $2.17        $28.83
Total.................................... $217,000,000 $15,190,000  $201,810,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Avici has granted the underwriters the right to purchase up to an additional 1,050,000 shares to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on August 2, 2000.

                               ----------------

MORGAN STANLEY DEAN WITTER
                 J.P. MORGAN & CO.
                                    LEHMAN BROTHERS
                                                                UBS WARBURG LLC

July 27, 2000

[The inside front cover contains a photograph of a three-dimensional rectangular product chassis with 40 slots on the front of the box. The box is labeled "AVICI Systems TSR" at the top left and is set against a black background.]

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    7
Special Note Regarding Forward-
 Looking Statements.................   18
Use of Proceeds.....................   19
Dividend Policy.....................   19
Capitalization......................   20
Dilution............................   21
Selected Financial Data.............   22
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   23

                                   Page
                                   ----
Business.........................   28
Management.......................   38
Certain Transactions.............   46
Principal Stockholders...........   48
Description of Capital Stock.....   50
Shares Eligible for Future Sale..   53
Underwriters.....................   56
Legal Matters....................   59
Experts..........................   59
Where You Can Find More
 Information.....................   59
Index to Financial Statements....  F-1

                               ----------------

  Until August 21, 2000, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY

  The following summary is qualified by the more detailed information and financial statements and notes appearing elsewhere in this prospectus.

                               AVICI SYSTEMS INC.

  We develop and sell high-speed data networking equipment that enables communications service providers to transmit high volumes of information across their fiber optic networks. Our high-performance solution is being marketed to telecommunications companies and Internet service providers, referred to as carriers, that are creating next-generation optical networks to address the increasing data traffic across the Internet. The strains placed on existing public networks by this dramatic increase in traffic volume are forcing carriers to purchase new equipment that will optimize the bandwidth of their next-generation optical networks while also facilitating the provisioning to their customers of new revenue-generating services.

  The Avici Terabit Switch Router product, known as the TSR, is designed to address the critical needs of carriers by:

  .   managing high volumes of network traffic at high speeds;

  . providing the ability to incrementally add capacity to the network without disrupting network performance, which we refer to as in-service scalability;

  . demonstrating high levels of operational availability and redundancy, which we refer to as carrier-class reliability;

  . prioritizing traffic types to facilitate the provisioning of new revenue-generating services, such as video streaming and the transmission of telephone calls over the Internet, referred to as voice-over-Internet Protocol;

  .   operating with existing carrier equipment; and

  .   reducing network cost and complexity.

Our TSR provides these benefits through our proprietary technologies, including our application specific integrated circuits and distributed system architecture, as well as our Composite Link technology which enables the addition of incremental bandwidth between the TSR and the carrier's network.

  Our TSR has been designed to provide a long-term solution for the bandwidth requirements at the core of carriers' optical networks. Currently available routers were designed to handle lower capacities and transmission speeds and, accordingly, cannot economically address the increasing capacity requirements of carriers. The Avici TSR has been designed to enable in-service scalability as demands on the optical layer increase, thereby avoiding expensive interim solutions such as clustering designs and repeated equipment replacement.

  We sell and market our products primarily through our direct sales force, systems integrators and distributors. Our sales cycle typically includes consultation with our sales force followed by laboratory tests and field trials. The TSR became commercially available in the fourth quarter of 1999 and we first recognized revenue, consisting of $504,000 from sales of the TSR to one customer, in the first quarter of 2000. This customer has currently deployed our TSR in a segment of The National Transparent Optical Network, a research network consortium that is part of the Internet initiative known as SuperNet. In addition, Enron Broadband Services and

Williams Communications have agreed to future minimum purchases of the TSR and follow-on features totaling $45 million through 2001, subject to successful completion of field trials. While there has been no commitment to purchase equipment for deployment, the TSR has successfully completed laboratory testing at AT&T and has been selected by AT&T for field trials which we expect will be completed by the end of 2000. Any future commitments for deployment orders will be dependent upon the successful completion of these field trials. These trials may not be successful and we may not receive future orders for our TSR. We have also shipped the TSR to a limited number of other customers and prospective customers.

  Since commencing operations in November 1996, we have incurred significant expenses as we have developed our product and established our sales and marketing capabilities. We had net losses of $47.8 million in 1999 and $16.7 million in the three months ended March 31, 2000.

  We intend to continue to develop and provide the next generation of data networking equipment designed to power the core of carriers' optical networks while establishing new standards for performance by:

  .   extending our technological capabilities;

  .   continuing to penetrate key carrier accounts;

  .   providing features to enable new carrier service offerings;

  .   expanding into new geographic markets; and

  .   relying on strategic outsourcing.

  We are a Delaware corporation. Our principal executive offices are located at 101 Billerica Avenue, North Billerica, Massachusetts 01862 and our telephone number is (978) 964-2000. TSR is our registered trademark and Avici, Composite Links, IPriori, Velociti and the Avici logo are our trademarks. This prospectus also contains trade names of other companies.

                                  THE OFFERING

 Common stock offered............................ 7,000,000 shares
 Common stock to be outstanding after this        46,037,767 shares
  offering.......................................
 Use of proceeds................................. We intend to use the net proceeds from this offering
                                                  to fund operating losses and
                                                  for general corporate
                                                  purposes, primarily for
                                                  working capital needs. See
                                                  "Use of Proceeds."
 Nasdaq National Market symbol................... "AVCI"

  The above information is based upon the number of shares of common stock outstanding as of May 15, 2000, and excludes 5,855,990 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.23 per share, 7,930,029 shares of common stock reserved for future issuance under our stock plans as of May 15, 2000, and 275,000 shares of common stock issuable upon exercise of outstanding warrants.

                             SUMMARY FINANCIAL DATA
                (in thousands, except share and per share data)

                                                          Three Months Ended
                           Year Ended December 31,            March 31,
                         ------------------------------  ---------------------
                          1997      1998        1999       1999        2000
                         -------  ---------  ----------  ---------  ----------
                                                             (unaudited)
Statement of Operations
 Data:
Net revenues............ $   --   $     --   $      --   $     --   $      504
Total operating
 expenses...............   5,351     31,057      48,634     10,100      17,032
Loss from operations....  (5,351)   (31,057)    (48,634)   (10,100)    (16,958)
Net loss................  (5,164)   (30,118)    (47,790)   (10,035)    (16,680)
Basic and diluted net
 loss per share......... $(34.71) $  (19.05) $   (13.99) $   (3.61) $    (3.68)
Weighted average common
 basic and diluted
 shares................. 148,785  1,581,038   3,416,534  2,782,114   4,536,051
Pro forma basic and
 diluted net loss per
 share (unaudited)......                     $    (1.58)            $    (0.46)
Pro forma weighted
 average common basic
 and diluted shares
 (unaudited)............                     30,317,742             35,895,487

  Weighted average common shares used in computing basic and diluted net loss per share exclude unvested shares of common stock subject to repurchase rights, which totaled 3,483,987, 4,085,291, 2,374,974, 2,916,860 and 1,478,309 for the
years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, as well as shares issuable upon conversion of redeemable convertible preferred stock. Weighted average common shares used in computing pro forma basic and diluted net loss per share includes the weighted average effect of the foregoing unvested restricted shares of common stock as well as shares issuable upon conversion of redeemable convertible preferred stock.

  The pro forma column in the balance sheet data below reflects the sale in April and May 2000 of 2,969,769 shares of Series F redeemable convertible preferred stock at $15.00 per share and gives effect to the conversion of all outstanding redeemable convertible preferred stock into common stock and all outstanding preferred stock warrants into common stock warrants upon the closing of this offering. The pro forma as adjusted column in the balance sheet data below also gives effect to the sale of the 7,000,000 shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.


                                                      As of March 31, 2000
                                                  -----------------------------
                                                          (unaudited)
                                                              Pro    Pro Forma
                                                   Actual    Forma  As Adjusted
                                                  --------  ------- -----------
Balance Sheet Data:
Cash, cash equivalents and investments........... $ 31,784  $72,280  $272,840
Working capital..................................   26,488   66,985   267,545
Total assets.....................................   49,107   89,603   290,163
Long-term obligations, less current portion......    5,246    5,246     5,246
Redeemable convertible preferred stock...........  123,441      --        --
Total stockholders' equity (deficit).............  (93,109)  71,027   271,587

  Except as set forth in the financial statements or as otherwise indicated, all information in this prospectus assumes:

  .  no exercise of the underwriters' over-allotment option; and

  . the conversion of all outstanding shares of our redeemable convertible preferred stock into 32,850,896 shares of common stock upon the closing of the offering.

Recent Operating Results

  For the three months ended June 30, 2000, our net revenues are estimated to be approximately $2.2 million. For the three months ended June 30, 2000, our net loss is estimated to be in the range of $26.0 million to $27.2 million and our pro forma basic and diluted net loss per share is estimated to be in the range of $0.68 to $0.71, based on approximately 38.2 million pro forma weighted average common shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Operating Results" for more information regarding our recent operating results.

                                 RISK FACTORS

  Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be adversely affected. In this case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

  We expect that substantially all of our revenues will be generated from a limited number of customers. Our revenues will not grow if our products are not selected for or do not successfully pass field trial tests.

  We first recognized revenues during the quarter ended March 31, 2000. All of our recognized revenues through March 31, 2000 were attributable to shipments of our TSR to one customer and amounted to $504,000. We have also shipped the TSR to international systems integrators, including Nissho Electronics Corporation, Itochu and Samsung, and to several other customers for laboratory tests and field trials. We have deferred any revenues from these shipments as of March 31, 2000 in accordance with our revenue recognition policy. We expect that in the foreseeable future substantially all of our revenues will continue to depend on sales of our TSR to these customers and a limited number of potential new customers. Our sales cycle typically involves a lengthy sales consultation process followed by laboratory testing in which our product is evaluated against competing products. If our product is selected for field trials after laboratory testing, our product is then tested in an operational environment. Generally, our customers do not contractually commit to purchase any minimum quantities of products from us until we have successfully demonstrated specific performance criteria in these field trials. However, we have received commitments from Williams Communications and Enron Broadband Services, both of which are current stockholders, that are subject to successful completion of field trials. We cannot predict whether the TSR will successfully complete laboratory tests or field trials with particular customers or whether these customers will order and commercially deploy the TSR in meaningful volumes. The failure of current or prospective customers to purchase our product for any reason, including the failure to pass field trials, any determination not to install our product in their networks or any downturn in their business, would seriously harm our ability to build a successful business. Even if we are successful in promoting the adoption of our product, customers usually test, purchase and deploy competitive products for various segments of their networks. Accordingly, we will likely face additional competitive challenges in further penetrating customer accounts.

  The TSR is currently our only product and our future revenues depend on enhancements to the TSR and the commercial success of the TSR.

  Our future growth and our future revenue depend on the commercial success of our TSR, which is the only product that we currently offer. We have shipped our product to a limited number of current and prospective customers. These entities are currently using our product in their internal networks only and have not yet fully deployed our product in large network environments and may not choose to do so. Even if these customers do fully deploy our product, it may not operate as expected. The failure of the product to operate as expected could delay or prevent its adoption. We must also continue to enhance the features and functionality of the TSR to meet customer requirements. In particular, we are developing MultiProtocol Label Switching, or MPLS, traffic engineering capabilities and line card modules that will support OC-192c, Gigabit Ethernet and Asynchronous Transfer Mode, or ATM. We may not be successful in completing the development or introduction of these product enhancements on a timely basis or at all. In addition, the failure of these planned product enhancements to operate as expected could delay or prevent future sales of our TSR. If our target customers do not adopt, purchase and successfully deploy our TSR and our planned product enhancements, our revenues will not increase significantly.

  Our failure to increase our revenues would prevent us from achieving and maintaining profitability.

  We have incurred significant losses in each quarterly and annual period since inception and expect to continue to incur significant losses in the future. As of March 31, 2000, we had an accumulated deficit of $100.3 million. We began recognizing revenues during the recent quarter ended March 31, 2000. We cannot be certain that our revenues will increase or that we will generate sufficient revenues to achieve profitability. We plan to continue product development and to increase the number of our engineering, sales, marketing and administrative employees. These efforts will require significant expenditures, a substantial portion of which we will make long before any significant revenue related to these expenditures may be realized. In addition, our operating expenses are based largely on anticipated revenue trends and a significant portion of our expenses, such as personnel and real estate facilities costs, is fixed. As a result, we will need to generate significant revenues to achieve and maintain profitability. If we fail to achieve significant increases in our revenues, the size of our operating losses may be larger than expected. We may never achieve profitability or generate positive cash flows from operations. If we do achieve profitability or positive cash flows from operations in any period, we may not be able to sustain or increase profitability or positive cash flows on a quarterly or annual basis.

  We rely on single or limited source suppliers for several key components. If we are unable to purchase these components on a timely basis, we will not be able to deliver our TSR to our customers within the timeframes required and we may experience order cancellations.

  We currently specify and purchase through our contract manufacturers several key components from single or limited sources. We have worked with LSI Logic for over three years to develop several of our key proprietary application specific integrated circuits, or ASICs, which are custom designed integrated circuits built to perform a specific function more rapidly than a general purpose microprocessor. These proprietary ASICs are very complex and LSI Logic is currently our sole source supplier for them. We do not have a long-term, fixed-price or minimum volume of supply agreement with LSI Logic. Our ASICs generally require a lead-time of 22 weeks. If required, we would likely be unable to develop an alternate source to LSI Logic in a timely manner, which could hurt our ability to deliver our TSR to our customers. We also purchase other critical components, including optical components, field programmable gate arrays and other ASICs, from sole or limited sources, and at times some of these components are subject to allocation. Although we believe that there are alternative sources for many of these components, in the event of a disruption in supply, we may not be able to develop an alternate source in a timely manner or at favorable prices.

  We typically specify and purchase through our contract manufacturers all of our components, including our ASICs, under purchase orders placed from time to time. We do not carry significant inventories of components and have no guaranteed supply arrangements with our vendors. If we are unable to purchase our critical components, or to provide for the production of our ASICs, at times and in volumes as our business requirements necessitate, we will not be able to manufacture and deliver our TSR to our customers in accordance with their volume and schedule requirements. If we are not able to satisfy the delivery requirements of our customers, they may reduce any future orders or eliminate our status as a vendor. Our reputation also would likely be harmed and, given the limited number of customers in our target market, we may not be able to replace any lost business with new customers. In addition, even if we are able to obtain these critical components in sufficient volume and on schedules that permit us to satisfy our delivery requirements, we have little control over their cost. Accordingly, the lack of alternative sources for these components may force us to pay higher prices. If we are unable to obtain these components from our current suppliers or others at economical prices, our margins would be adversely impacted unless we could raise the prices of our products in a commensurate manner. The existing competitive conditions may not permit us to do so, in which case we may suffer increasing losses or reduced profits.

  We have been in business for a short period of time and your basis for evaluating us is limited.

  We were founded in November 1996 and our TSR became commercially available during the fourth quarter of 1999. Accordingly, we have limited meaningful historical financial data upon which to base projected revenues and planned operating expenses and upon which investors may evaluate us and our prospects. In addition, our limited operating history means that we have less insight into how technological and market trends may affect our business. The revenue and income potential of our business, and in particular the TSR, is unproven and the market that we are addressing is rapidly evolving. Our ability to sell our TSR depends on, among other things, the level of demand for intelligent high-speed routers. You should consider our business and prospects in light of the risks and difficulties frequently encountered by companies like ours in the early stages of development.

  The long and variable sales cycle for our TSR may cause revenues and operating results to vary unexpectedly from quarter to quarter, which could affect the market price of our common stock.

  A customer's decision to purchase our TSR involves a significant commitment of its resources and a lengthy evaluation, testing and product qualification process. As a result, our sales cycle is likely to be lengthy. Throughout the sales cycle, we spend considerable time and expense educating and providing information to prospective customers about the use and features of our TSR. Even after our customers make a decision to purchase, we believe that our customers will deploy our TSR slowly and deliberately. The timing of deployment can vary widely and depends on the skills of the customer, the size of the network deployment, the complexity of the customer's network environment and the degree of hardware and software configuration necessary. Customers with significant or complex networks usually expand their networks in large increments on a periodic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular and unpredictable basis. Because of our limited operating history and the nature of our business, we cannot predict these sales and deployment cycles. These long sales cycles, as well as our expectation that customers will tend to sporadically place large orders with short lead times, may cause our revenues and results of operations to vary significantly and unexpectedly from quarter to quarter.

  Our complex products may have errors or defects or may not interoperate within the networks of our customers, which could result in reduced demand for our products or costly litigation against us.

  Our TSR is complex and is designed to be deployed in large and complex networks with large volumes of traffic. Accordingly, our TSR can only be fully tested when completely deployed in these types of networks. To date, our customers are using our product solely in test networks. Despite this internal testing, our customers may discover errors or defects in the hardware or the software, or the product may not operate as expected, after it has been fully deployed. In addition, many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications and utilize multiple protocol standards. Our customer's networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with many of the products within these networks as well as future products in order to meet the requirements of our customers. Because our products are critical to the networks of our customers, any significant interruption in their service as a result of defects in our product or the failure of our product to interoperate within our customers' networks could result in lost profits or damage to these customers. These problems could cause us to incur significant service and warranty costs, divert engineering personnel from product development efforts and significantly impair our ability to maintain existing customer relations and attract new customers. Although our contracts with our customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages, a court might not enforce a limitation on our liability, which could expose us to financial loss. In addition, a product liability claim, whether successful or not, would likely be time consuming and expensive to resolve and would divert management time and attention. Further, if we are unable to fix the errors or other problems that may be identified in full deployment, we would likely experience loss of or delay in revenues and loss of market share and our business and prospects would suffer.

  Our failure to compete effectively, particularly against Cisco Systems and other established participants with greater financial and other resources than ours, could limit our ability to increase our market share.

  The competition in the network infrastructure equipment market is intense. This market historically has been dominated by Cisco Systems, although we also compete with other companies such as Juniper Networks and Lucent Technologies. Our prospective customers may be reluctant to replace or expand their current infrastructure solutions, which may be supplied by one or more of these more established competitors, with our products. Further, many of our competitors have greater selling and marketing, technical, manufacturing, financial and other resources, more customers, greater market recognition and more established relationships and alliances in the industry. As a result, these competitors may be able to develop, enhance and expand their product offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their offerings, pursue acquisitions and other opportunities more readily and adopt more aggressive pricing policies. In addition, established or emerging network equipment vendors may also focus on our target market, thereby further intensifying competition. In order to compete effectively with these competitors, we must demonstrate that our products are superior in meeting the needs of carriers and provide high levels of reliability, scalability and interoperability in a cost-effective manner.

  In addition, we believe that understanding the infrastructure requirements of telecommunications carriers and other service providers, experience in working with these providers to develop new services for their customers and an ability to provide vendor-sponsored financing are important competitive factors in our market. We have limited experience in working with telecommunications carriers and other service providers. In addition, we do not currently have the ability to provide vendor-sponsored financing and this may influence the purchasing decision of prospective customers, which may decide to purchase products from one of our competitors that offers such financing.

  If we are unable to compete successfully against our current and future competitors, we could experience order cancellations and price reductions. If this occurs, our revenues may not grow, our gross margins could decrease and we could experience additional losses.

  We are likely to face difficulties in obtaining and retaining customers if we do not expand our sales organization and our customer service and support operations.

  Our TSR requires a sophisticated sales effort targeted at a limited number of key individuals within our target customers' organizations. This effort requires specialized sales personnel and systems engineers. We are in the process of staffing our direct sales force and plan to hire additional qualified sales personnel and systems engineers. The competition for these individuals is intense, and we might not be able to hire the type and number of sales personnel and systems engineers that we need to be successful. In addition, we believe that our future success, particularly in international markets, is dependent upon our ability to establish successful relationships with a variety of systems integrators and distribution partners. We have entered into agreements with only a small number of systems integrators and distribution partners. These systems integrators and distribution partners are not prohibited from selling products that compete with our TSR. We cannot be certain that we will be able to reach agreement with additional systems integrators and distribution partners on a timely basis or at all, or that our systems integrators and distribution partners will devote adequate resources to selling our product. If we are unable to expand our direct and indirect sales operations, we may not be able to increase market awareness or sales of our product, which may prevent us from achieving and maintaining profitability.

  The complexity of our products and the difficulty of installing them also require highly trained customer service and support personnel. We currently have a small customer service and support organization that we will need to increase to support new customers. Hiring customer service and support personnel is very competitive in our industry because there are a limited number of people available with the necessary technical skills and understanding of our market. In addition, once we hire these personnel, they may require extensive training in our product. If we are unable to expand our customer service and support organization and train them rapidly, we may not be able to increase sales of our product.

  We depend upon contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships.

  We do not have internal manufacturing capabilities. We rely on a small number of contract manufacturers to manufacture our products in accordance with our specifications and to fill orders on a timely basis. These contract manufacturers procure material on our behalf and provide comprehensive manufacturing services, including assembly, test and control. We have historically been dependent on only one contract manufacturer, Sanmina Corporation. Although we have recently begun outsourcing to Celestica, Inc., we have limited experience with them and they have not yet manufactured significant volume for us. We may not be able to effectively manage our relationship with these contract manufacturers and they may not meet our future requirements for timely delivery and quality. If, as we expect, we experience increased demand for our TSR, the challenges we face in managing our relationships with these manufacturers will be increased. Each of our contract manufacturers also builds products for other companies, and we cannot be certain that they will always have sufficient quantities of inventory available to fill orders placed by our customers, or that they will allocate their internal resources to fill these orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our product. If we are required or choose to change one or both of our contract manufacturers, we may lose revenue and damage our customer relationships.

  If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience manufacturing delays.

  Our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We generally provide forecasts of our demand to these manufacturers up to 12 months prior to scheduled delivery of product to our customers. If we overestimate our requirements, our manufacturers may have excess inventory, which would increase our costs. If we underestimate our requirements, our manufacturers may have an inadequate inventory, which could result in delays in delivery to our customers and recognition of revenue. In addition, the lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. For example, our ASICs have a lead time of up to 22 weeks. We also may experience shortages of other components from time to time, which also could delay the manufacturing of our products.

  The unpredictability of our quarterly results of operations may adversely affect the trading price of our common stock.

  Our quarterly operating results are likely to vary significantly in the future based on a number of factors related to our industry, the markets for our products and how we manage our business. We have little or no control over many of these factors and any of these factors could cause the price of our common stock to fluctuate significantly. In addition to the risks discussed elsewhere in this section, the following may also adversely affect the trading price of our common stock:

  .  fluctuations in the demand for high-speed routers, including our TSR;

  . the timing and size of customer orders for our products or cancellations of orders;

  .   the timing of product acceptance by customers;

  . the timing and level of research and development and prototype expenses;

  .   the distribution channels through which we sell our products; and

  . general economic conditions, as well as conditions specific to the telecommunications industry.

  We plan to significantly increase our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands that will result from being a publicly traded company and the increasing size of our business. Our operating expenses are largely based on anticipated organizational growth and revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, if revenue for a particular quarter is below our expectations for any of the reasons set forth above, or for any other reason, we could not proportionately reduce operating expenses for that quarter. Accordingly, this revenue shortfall would have a disproportionate effect on our expected operating results for that quarter, which could result in significant variations in our operating results from quarter to quarter.

  Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. You should not rely on our results or growth for any single quarter as an indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

  If we do not respond effectively and on a timely basis to rapid technological changes, our products could become obsolete and we would probably be unable to attract new customers.

  The market for high-speed router products is likely to be characterized by rapid technological change, evolving industry standards and frequent new product introductions. The introduction of new products by competitors, market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. Accordingly, we may be required to make significant and ongoing investments in future periods in order to remain competitive. The development of new products or technologies is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may be unable to respond quickly or cost-effectively to these developments, and we may not be able to obtain the necessary funds to develop or acquire new technologies or products needed to compete. We also cannot assure you that any products we do develop will gain market acceptance.

  In addition, in order to introduce products incorporating new technologies and new industry standards, we must be able to gain access to the latest technologies used by our customers, our suppliers and other network vendors. Any failure to gain access to the latest technologies could impair our ability to develop competitive products.

  Cisco's leadership position in our market could create technical challenges to our ability to sell our products.

  In developing our products, we have made, and will continue to make, assumptions about the standards that may be adopted by our customers and competitors. If the standards adopted are different from those that we have chosen to support, market acceptance of our products would likely be significantly reduced and our business will be seriously harmed. Because Cisco maintains a leadership position in selling products that currently comprise the infrastructure of the Internet, Cisco may have the ability to establish de facto standards within the industry. Any actions by Cisco that diminish compliance by our products with industry or de facto standards or the ability of our products to interoperate with other Internet-related products would be damaging to our reputation and our ability to generate revenue.

  Customer requirements are likely to evolve, and we will not retain customers or attract new customers if we do not anticipate and meet specific customer requirements.

  Our future success will also depend upon our ability to develop and manage key customer relationships in order to introduce a variety of new products and product enhancements that address the increasingly sophisticated needs of our customers. Our current and prospective customers may require product features and capabilities that our TSR does not have. We must effectively anticipate and adapt to customer requirements and offer products that meet those demands in a timely manner. Our failure to develop products that satisfy customer requirements would seriously harm our ability to achieve market acceptance for our products. In addition, we may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements. Material delays in introducing new products may cause customers to forego purchases of our products and purchase those of our competitors, which could seriously harm our business. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Our inability to effectively manage this transition would cause us to lose current and prospective customers.

  If we are unable to manage our planned expansion effectively, we may incur increased costs and place too many demands upon our management team.

  We have expanded our operations rapidly since our inception and we expect to continue to increase the scope of our operations, both domestically and internationally. We plan to continue to hire a significant number of engineers and sales and marketing personnel this year. Our growth has significantly increased our operating complexity and has required, and will continue to require, significant time commitments from our management team, thereby severely restricting their ability to manage our business. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial, managerial and manufacturing controls and information systems, and to continue to expand, train and manage our work force. We may not be able to implement adequate control and reporting systems in an efficient and timely manner. We also expect that we will be required to manage multiple relationships with various customers and third parties. We expect to expand or relocate our headquarters within the next 12 months, and any expansion or relocation could have a disruptive effect on our operations. Further, the management of our operations in diverse locations may also complicate the task of managing our growth. Our failure to manage our expansion effectively could increase our costs, adversely affect our relations with customers and suppliers and adversely affect our revenues and operating margins.

  Our ability to develop, market and support products depends on retaining our management team and attracting and retaining highly qualified individuals in our industry.

  Our future success depends on the continued services of our management team, which has significant experience with the data communications, telecommunications and Internet infrastructure markets, as well as relationships with many of the communications service providers and business partners that we currently or may in the future rely on in implementing our business plan. The loss of the services of our management team or any key executive could have a significant detrimental effect on our ability to execute our business strategy.

  Our future success also depends on our continuing ability to identify, hire, train, assimilate and retain large numbers of highly qualified engineering, sales, marketing, managerial and support personnel. The demand for qualified personnel is high and competition for their services is intense. The competition for qualified employees in our industry is particularly intense in the Boston, Massachusetts area where our principal operations are located. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, we have experienced difficulty in hiring qualified ASIC, software, systems and test and customer support engineers. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products.

  We face risks associated with our international expansion that could impair our ability to grow our revenues abroad.

  We intend to substantially expand our presence in international markets. We currently have one sales representative in England and three distribution agreements in place, two in Japan and one in Korea. We will require significant management attention and financial resources to successfully develop our direct and indirect international sales and support channels.

  We have limited experience in marketing and distributing our TSR internationally and we expect that we will need to develop versions of our product that comply with local standards. We may not be able to develop international market demand for our TSR. In addition, our international operations will expose us to a number of risks that we do not have to address in our domestic operations, including:

  . greater difficulty in collecting accounts receivable and longer collection periods;

  .   greater difficulty in enforcing agreements;

  .   differences in technology standards;

  .   difficulties and costs of staffing and managing foreign operations;

  .   the impact of recessions in economies outside the United States;

  .   unexpected changes in regulatory requirements;

  .   certification requirements;

  .   foreign currency exchange rate fluctuations;

  .   reduced protection for intellectual property rights in some countries;

  .   potentially adverse tax consequences; and

  .   political and economic instability.

  We expect that our international sales will be generally denominated in United States dollars. As a result, increases in the value of the United States dollar relative to foreign currencies would cause our products to become less competitive in international markets and could result in limited, if any, sales and profitability. To the extent that we denominate sales in foreign currencies, we will be exposed to increased risks of currency fluctuations.

  We may experience difficulty in identifying, acquiring and integrating acquisition candidates.

  We expect to supplement our internal growth by acquiring complementary businesses, technologies or product lines. We may not be able to identify and acquire suitable candidates on reasonable terms. We compete for acquisition candidates with other companies that have substantially greater financial, management and other resources than we do. If we do complete an acquisition, integrating newly acquired organizations and products and services is likely to be expensive, time consuming and a strain on our managerial resources. Acquisitions, in particular multiple acquisitions over a short period of time, involve a number of risks that may result in our failure to achieve the desired benefits of the transaction.

  We may finance acquisitions by issuing shares of our common stock, which could dilute our existing stockholders. We may also use cash or incur additional debt to pay for these acquisitions. In addition, we may be required to expend substantial funds to develop acquired technologies. We may also be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could adversely affect our operating results.

  Our intellectual property protection may be inadequate to protect our proprietary rights, and we may be subject to infringement claims that could subject us to significant liability and divert the time and attention of our management.

  We regard our products and technology as proprietary. We attempt to protect them through a combination of patents, copyrights, trademarks, trade secret laws, contractual restrictions on disclosure and other methods. These methods may not be sufficient to protect our proprietary rights. We presently have 13 patent applications pending in the United States and we cannot be certain that patents will be granted based on these or any other applications, or that, even if issued, the patents will adequately protect our technology. We also generally enter into confidentiality agreements with our employees, consultants and customers, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as do the laws of the United States, or to develop similar technology independently. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could harm our business.

  We also license technologies from third parties, some of which we license without indemnification from the licensor for infringement of third party intellectual property rights. We are continuing to develop and acquire additional intellectual property. Although we have not been involved in any litigation relating to our intellectual property, including intellectual property that we license from third parties, we expect that participants in our markets will be increasingly subject to infringement claims. Third parties may try to claim our products infringe their intellectual property. Any claim, whether meritorious or not, could be time consuming, result in costly litigation and/or require us to enter into royalty or licensing agreements. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, any royalty or licensing agreements might not be available on terms acceptable to us or at all, in which case we would have to cease selling, incorporating or using the products that incorporate the challenged intellectual property and expend substantial amounts of resources to redesign our products. If we are forced to enter into unacceptable royalty or licensing agreements or to redesign our products, our business and prospects would suffer.

Risks Related to the Securities Markets and This Offering

  The liquidity of our common stock is uncertain because it has never been publicly traded, and you may not be able to resell your shares at or above the price you paid.

  There has not been a public market for our common stock. As a result, the initial public offering price was determined by negotiations among the underwriters and us, and may not be indicative of prices that will prevail in the public trading markets. We also cannot predict the extent to which a trading market for our common stock will develop or how liquid that market will be. You may not be able to resell your shares at or above the initial public offering price.

  Our management may apply the proceeds of this offering to uses that do not enhance our financial results or market value.

  Our management will have considerable discretion in the application of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not enhance our financial results or our market value. Pending any application of the net proceeds, they may be placed in investments that do not produce income or that lose value.

  Insiders will continue to have substantial control over Avici after this offering and could delay or prevent a change in corporate control.

  We anticipate that our executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 26.9% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would significantly influence, and likely control, all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these stockholders may differ from the interests of the other stockholders.

  The market price of our common stock may be materially adversely affected by market volatility.

  The price at which our common stock will trade following this offering is likely to be highly volatile and may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. In particular, given the limited amount of our product sales and our limited number of customers, the announcement of any significant customer developments, awards or losses or of any significant partnerships or acquisitions by us or our competitors could have a material adverse effect on our stock price.

  In addition, the stock market in general has, and technology companies in particular have, from time to time experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies. As a result, investors in our common stock may experience a decrease in the value of their common stock. The fluctuations in the price of our common stock may affect our visibility and credibility in our market and may affect our ability to secure additional financing on acceptable terms, if at all.

  The market price of our common stock might decline due to future non-cash charges to earnings.

  We have recorded and begun to amortize non-cash charges to earnings as a result of options and restricted stock granted prior to the closing of this offering to employees and consultants at prices deemed to be below fair market value on the dates of grant. Our future operating results will reflect the continued amortization of those charges over the vesting period of the options and restricted stock. These charges will negatively impact future operating results. It is not possible to calculate the future impact with respect to consultant grants as the amount of these charges to earnings fluctuates with the price of our common stock and other factors. It is possible that some investors might consider this impact on operating results to be material, which could result in a decline in the price of our common stock.

  Our business could be harmed by class action litigation relating to stock price volatility.

  In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Those companies, like us, that are involved in rapidly changing technology markets are particularly subject to this risk. We may be the target of litigation of this kind in the future. This securities litigation, if any, could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business. We could also incur significant damages as a result of such litigation.

  We are uncertain of our ability to obtain additional financing for our future capital needs.

  We expect the net proceeds from this offering and our current cash and cash equivalents will meet our working capital and capital expenditure needs for at least the next twelve months. We may need to raise additional funding at that time or earlier if we decide to undertake more rapid expansion, including acquisitions of complementary products or technologies, or if we increase our marketing and/or research and development efforts in order to respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may obtain additional financing by issuing shares of our common stock, which could dilute our existing stockholders. If we cannot raise needed funds on acceptable terms, or at all, we may not be able to develop or enhance our products or respond appropriately to competitive pressures, which would seriously harm our business.

  Our charter documents and Delaware law could inhibit a takeover that stockholders may consider favorable.

  There are provisions of Delaware law and our charter and by-laws that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could suffer.

  There may be sales of a substantial amount of our common stock after this offering that could cause our stock price to fall.

  Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. The sale of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall. In addition, the sale of a substantial number of shares by our stockholders could impair our ability to raise capital through the sale of additional stock.

  You will suffer immediate and substantial dilution in the book value of your investment.

  The initial public offering price per share significantly exceeds the pro forma net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of $25.09 per share in their investment. This dilution is due in large part to earlier investors in us having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and warrants to purchase shares of our common stock will result in additional dilution per share.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "intends," "predicts," "future," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, statements regarding planned product enhancements, release dates for those product enhancements, customer purchasing patterns and commitments, projections of our future operating results and capital requirements, our anticipated growth strategies and anticipated trends in our business and targeted market. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors."

  Except as set forth in the financial statements or as otherwise indicated, all information in this prospectus assumes the filing, as of the closing of the offering, of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws implementing certain provisions described below under "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects."

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of the 7,000,000 shares of our common stock in this offering will be approximately $200.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $230.8 million.

  We have no current specific plan for the net proceeds of this offering, except for the liquidation of a term-loan agreement with Comdisco, a preferred stockholder, during the remaining term of the agreement, which expires in 2001. Total remaining payments under this agreement as of June 30, 2000, including principal and interest at an effective annual rate of 17%, were approximately $1.1 million. Except for the repayment of this term loan, the amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, the amount of cash generated or used by our operations and the activities of our competition. We may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, although we have no specific acquisitions planned. Pending such uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the board of directors may deem relevant. Our existing term loan agreement prohibits the payment of dividends without prior written consent.

                                CAPITALIZATION

  The following table sets forth our capitalization as of March 31, 2000. The pro forma information reflects the sale in April and May 2000 of 2,969,769 shares of Series F redeemable convertible preferred stock at $15.00 per share and gives effect to the conversion of all outstanding redeemable convertible preferred stock into common stock and all outstanding preferred stock warrants into common stock warrants upon the closing of this offering. The pro forma as adjusted information also gives effect to our receipt of the net proceeds from the issuance and sale of the 7,000,000 shares of common stock offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The outstanding share information excludes: (1) 4,794,037 shares of common stock issuable upon exercise of outstanding options as of March 31, 2000 with a weighted average exercise price of $2.75 per share, (2) 2,946,554 shares of common stock reserved for future issuance under our 1997 Stock Incentive Plan as of March 31, 2000 and
(3) outstanding warrants to purchase 275,000 shares of common stock at an exercise price of $1.00. This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes appearing elsewhere in this prospectus.

                                                   As of March 31, 2000
                                              ---------------------------------
                                                        (unaudited)
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              ---------  ---------  -----------
                                                (in thousands, except share
                                                           data)
Long-term debt, less current portion........  $   5,246  $   5,246   $  5,246
Redeemable convertible preferred stock, $.01
 par value; 30,156,127 authorized,
 29,881,127 issued and outstanding, actual;
 no shares authorized, issued or
 outstanding, pro forma and pro forma as
 adjusted...................................    123,441        --         --
Preferred stock warrants....................        198        --         --
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 5,000,000
   shares authorized,
   no shares issued or outstanding on an
   actual, pro forma and
   pro forma as adjusted basis..............        --         --         --
  Common stock, $.0001 par value; 50,000,000
   shares authorized,
   6,098,888 shares issued and outstanding,
   actual; 250,000,000 shares authorized,
   pro forma and pro forma as adjusted;
   38,949,784 shares issued and outstanding,
   pro forma; 45,949,784 shares issued and
   outstanding, pro forma as adjusted.......          1          4          5
  Additional paid-in capital................     22,751    190,736    391,295
  Common stock warrants.....................        --         198        198
  Subscriptions receivable..................       (286)      (286)      (286)
  Deferred compensation.....................    (15,317)   (15,317)   (15,317)
  Accumulated deficit.......................   (100,258)  (104,308)  (104,308)
                                              ---------  ---------   --------
    Total stockholders' equity (deficit)....    (93,109)    71,027    271,587
                                              ---------  ---------   --------
      Total capitalization..................  $  35,776  $  76,273   $276,833
                                              =========  =========   ========

                                   DILUTION

  Our pro forma net tangible book value as of March 31, 2000 was approximately $71.0 million, or $1.82 per share of common stock, after giving effect to the sale in April and May 2000 of 2,969,769 shares of Series F redeemable convertible preferred stock at $15.00 per share and the conversion upon the closing of this offering of all outstanding shares of redeemable convertible preferred stock into common stock and all outstanding preferred stock warrants into common stock warrants. Our pro forma net tangible book value per share represents our tangible net worth, which is our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to the foregoing. After giving effect to the issuance and sale of the 7,000,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2000 would have been $271.6 million, or $5.91 per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $4.09 per share of common stock and an immediate dilution to new investors of $25.09 per share of common stock. The following table illustrates the dilution in pro forma net tangible book value per share to new investors.

Initial public offering price per share...........................       $31.00
  Pro forma net tangible book value per share as of March 31,
   2000........................................................... $1.82
  Increase in pro forma net tangible book value per share
   attributable to new investors..................................  4.09
                                                                   -----
Pro forma net tangible book value per share after this offering...         5.91
                                                                         ------
Dilution per share to new investors...............................       $25.09
                                                                         ======

  The following table summarizes on a pro forma basis as of March 31, 2000, after giving effect to the sale in April and May 2000 of 2,969,769 shares of Series F redeemable convertible preferred stock and the conversion upon the closing of this offering of all outstanding shares of redeemable convertible preferred stock into common stock, the difference between the number of shares of common stock purchased from Avici, the total consideration paid to Avici and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. This calculation is based on the initial public offering price of $31.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 38,949,784   84.8% $168,775,329   43.7%  $ 4.33
New investors.................  7,000,000   15.2   217,000,000   56.3   $31.00
                               ----------  -----  ------------  -----
  Total....................... 45,949,784  100.0% $385,775,329  100.0%
                               ==========  =====  ============  =====

  The table above assumes no exercise of stock options or warrants outstanding at March 31, 2000. As of March 31, 2000, there were options outstanding to purchase 4,794,037 shares of common stock at a weighted average exercise price of $2.75 per share and 2,946,554 shares reserved for future grants or awards under our stock plans. As of March 31, 2000, there were warrants outstanding to purchase 275,000 shares of common stock at an exercise price of $1.00 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. To the extent all outstanding options and warrants had been exercised as of March 31, 2000, pro forma net tangible book value per share after this offering would be $5.59 and total dilution to new investors would be $25.41 per share of common stock. From April 1, 2000 through May 15, 2000, we issued options to purchase 1,176,650 shares of common stock at a weighted average exercise price of $5.01 per share.

  If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 8,050,000 shares, or 17.1% of the total number of shares of common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants, and that are included elsewhere in this prospectus. The statement of operations data for the period from inception (November 12, 1996) through December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 have been derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants, and that are not included in this prospectus. The financial data for the three-month periods ended March 31, 1999 and 2000 and as of March 31, 2000 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and our results of operations for those periods. The pro forma balance sheet data as of March 31, 2000 reflect the sale in April and May 2000 of 2,969,769 shares of Series F redeemable convertible preferred stock at $15.00 per share and give effect to the conversion of all outstanding redeemable convertible preferred stock into common stock and all outstanding preferred stock warrants into common stock warrants upon the closing of this offering. The historical results are not necessarily indicative of results to be expected for any future period.

                          Period from
                           Inception                                    Three Months Ended
                            through      Year Ended December 31,            March 31,
                          December 31, ------------------------------  ---------------------
                              1996      1997      1998        1999       1999        2000
                          ------------ -------  ---------  ----------  ---------  ----------
                                                                           (unaudited)
                                 (in thousands, except share and per share data)
Statement of Operations
 Data:
Net revenues............     $ --      $   --   $     --   $      --   $     --   $      504
Cost of revenues........       --          --         --          --         --          429
                             -----     -------  ---------  ----------  ---------  ----------
 Gross margin...........       --          --         --          --         --           75
Operating expenses:
 Research and
  development...........       --        4,168     27,357      36,821      8,002      11,335
 Sales and marketing....       --          --       1,630       5,601        915       1,748
 General and
  administrative........       123         858      2,010       3,041        736         757
 Stock-based
  compensation..........       --          325         60       3,171        447       3,192
                             -----     -------  ---------  ----------  ---------  ----------
  Total operating
   expenses.............       123       5,351     31,057      48,634     10,100      17,032
                             -----     -------  ---------  ----------  ---------  ----------
Loss from operations....      (123)     (5,351)   (31,057)    (48,634)   (10,100)    (16,957)
Interest income, net....       --          187        939         844         65         277
                             -----     -------  ---------  ----------  ---------  ----------
Net loss................     $(123)    $(5,164) $ (30,118) $  (47,790) $ (10,035) $  (16,680)
                             =====     =======  =========  ==========  =========  ==========
Basic and diluted net
 loss per share.........     $ --      $(34.71) $  (19.05) $   (13.99) $   (3.61) $    (3.68)
                             =====     =======  =========  ==========  =========  ==========
Weighted average common
 basic and diluted
 shares.................       --      148,785  1,581,038   3,416,534  2,782,114   4,536,051
                             =====     =======  =========  ==========  =========  ==========
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                   $    (1.58)            $    (0.46)
                                                           ==========             ==========
Pro forma weighted
 average common basic
 and diluted shares
 (unaudited)............                                   30,317,742             35,895,487
                                                           ==========             ==========

                                                                  As of
                               As of December 31,             March 31, 2000
                         ---------------------------------  -------------------
                         1996   1997      1998      1999     Actual   Pro Forma
                         ----  -------  --------  --------  --------  ---------
                                                               (unaudited)
                                          (in thousands)
Balance Sheet Data:
Cash, cash equivalents
 and investments........ $436  $ 6,870  $ 23,192  $ 47,917  $ 31,784   $72,280
Working capital.........  435    5,825    17,822    40,863    26,488    66,985
Total assets............  451    8,903    31,359    61,839    49,107    89,603
Long term obligations,
 less current portion...  --     1,471     5,521     6,390     5,246     5,246
Redeemable convertible
 preferred stock........  500   11,017    55,098   123,441   123,441        --
Total stockholders'
 equity (deficit).......  (65)  (4,917)  (35,080)  (79,746)  (93,109)   71,027

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following commentary should be read in conjunction with the financial statements and related notes contained elsewhere in this prospectus.

Overview

  Avici Systems provides high-speed data networking equipment that enables telecommunications companies and Internet service providers to intelligently transmit high volumes of information across their fiber optic networks.

  Since our inception, we have incurred significant losses. As of March 31, 2000, we had an accumulated deficit of $100.3 million. Our operating activities to date have been primarily devoted to research and development, including the design and development of our proprietary ASICs and software, and system testing the TSR. During this period, we have also built our administrative, marketing and sales organizations and developed strategic relationships with systems integrators, customers and vendors. We have not achieved profitability on a quarterly or an annual basis and anticipate that we will continue to incur significant operating losses in the foreseeable future. We have a lengthy sales cycle for our products and, accordingly, we expect to incur significant sales and other expenses before we realize the related revenue. We expect to incur significant sales and marketing, research and development and general and administrative expenses as we expand our business and, as a result, we will need to generate significant revenues to achieve and maintain profitability.

  The TSR became commercially available in the fourth quarter of 1999. We currently market the TSR to major carriers in North America through a direct sales force. We have recently begun to market our products internationally through systems integrators and distributors. We currently provide product installation and customer field support through our internal customer service organization. However, we plan to supplement our professional services staff with resources from third-party support organizations.

  We currently generate revenue from sales of our TSR, which is our only product. We recognize revenue from product sales upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, revenue is recognized when these uncertainties are resolved. Amounts collected or billed prior to satisfying revenue recognition criteria are recorded as deferred revenue. We also expect to generate revenue in the future from support and maintenance as well as installation and service. We will defer revenue from support and maintenance contracts and recognize it ratably over the period of the related agreements. We expect to recognize revenue from installation and other services as the work is performed. We record an estimate of warranty liability for parts and labor on our products at the time we recognize revenue.

  All of our revenue through March 31, 2000 has been derived from a single customer transaction in which we sold product through a distribution arrangement with Nortel to GST Telecom for deployment in a segment of The National Transparent Optical Network. We have also shipped our TSR to a limited number of other customers, although any revenues from these shipments have been deferred as of March 31, 2000 in accordance with our revenue recognition policy. We expect that in the foreseeable future, substantially all of our revenues will continue to depend on sales of our TSR to these customers and a limited number of potential new customers. Generally, these customers are not contractually committed to purchase any minimum quantities of products from us. Enron Broadband Services and Williams Communications have agreed to future minimum purchases of the TSR and follow-on features totaling $45.0 million through 2001, subject to successful completion of field trials. Additionally, while there has been no commitment to purchase equipment for deployment, the TSR has successfully completed laboratory testing at AT&T and has been selected by AT&T for field trials which we expect will be completed by the end of 2000. Any future commitments for deployment orders will be dependent upon the successful completion of these field trials. We cannot assure you that these trials will be successful or that future orders will be placed.

  We outsource our manufacturing operations to contract manufacturers that assemble and test our products in accordance with our specifications. Accordingly, a significant portion of our cost of revenues involves payment to these entities. Our cost of revenues also includes payments to LSI Logic, which develops several of our proprietary ASICs. These proprietary ASICs are very complex and LSI Logic is currently our sole source supplier for them. Our cost of revenues also includes overhead costs associated with our manufacturing, mainly material procurement. Warranty costs and inventory provisions will be expensed as cost of revenues.

  Research and development expenses consist primarily of salaries and related employee costs, prototype, equipment and materials costs and third-party costs and fees related to the development and prototyping of our proprietary technology, including our ASICs. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we continue to invest in next generation products and features in response to customer demand. In particular, we anticipate significant expenditures in the second quarter of 2000 for prototype equipment for internal use and other related costs.

  Sales and marketing expenses consist primarily of salaries and related employee costs, sales commissions, travel, public relations and other costs associated with marketing material and tradeshows. We expect that sales and marketing expenses will increase in absolute dollars in the future as we hire additional sales and marketing personnel, establish sales offices in new locations domestically and internationally and initiate additional marketing programs.

  General and administrative expenses consist primarily of salaries and related costs for executive, finance, legal, facilities, human resources and information technology personnel and professional fees. We expect that general and administrative expenses will increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and operation as a public company.

  During the year ended December 31, 1999 and the three months ended March 31, 2000, we recorded a non-cash charge for deferred stock compensation of approximately $10.4 million and $10.5 million, respectively, in connection with restricted stock and stock options granted to employees through March 31, 2000 at prices subsequently deemed to be below fair market value on the dates of grant. We are amortizing the deferred stock compensation over the vesting periods of the applicable options and the repurchase periods for the restricted stock. Options granted are typically subject to a four-year vesting period. Restricted stock grants are generally subject to our right to repurchase the stock, which lapses over a four-year period or, if earlier, immediately upon the closing of this offering. Options granted to nonemployees are remeasured each period using the Black-Scholes option pricing model and result in compensation expense based on the shares vesting in that period. Stock-based compensation expense for the year ended December 31, 1999 was $3.2 million and for the three months ended March 31, 2000 was $3.2 million. The unamortized balance of deferred stock compensation at March 31, 2000 was $15.3 million and is expected to be amortized to expense as follows: $6.7 million in the remaining nine months ended December 31, 2000, $5.0 million in 2001, $2.6 million in 2002 and $1.0 million in 2003.

  We expect to record an additional non-cash deferred compensation charge of approximately $13.5 million for 1,605,150 options granted from April 1, 2000 through June 30, 2000. These grants have been made on terms consistent with prior grants. The deferred compensation related to these grants will be expensed over the option vesting period. We expect to continue to grant options through the closing of this offering at exercise prices which may subsequently be deemed to be below fair market value.

Recent Operating Results

  For the three months ended June 30, 2000, our net revenues are estimated to be approximately $2.2 million and our net loss is estimated to be in the range of $26.0 million to $27.2 million. Net loss for the period includes non-cash stock-based compensation of approximately $3.7 million and in-process research and development expense of approximately $4.0 million. Our pro forma basic and diluted net loss per share is estimated to be in the range of $0.68 to $0.71, based on approximately 38.2 million pro forma weighted average common shares. This financial data for the three-month period ended June 30, 2000 include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for that period. Our recent operating results are not necessarily indicative of results to be expected for any future period.

Results of Operations

  Three Months Ended March 31, 1999 and 2000

  Net Revenues. We first recognized revenue in the three months ended March 31, 2000. Net revenues were $504,000 for the three months ended March 31, 2000, all of which was from a single customer transaction.

  Cost of Revenues. Cost of revenues was $429,000, or 85.1% of net revenues, for the three months ended March 31, 2000. Due to the high cost of starting up production, cost of revenues as a percentage of net revenues in the three months ended March 31, 2000 was higher than we anticipate once volume production is attained.

  Research and Development. Research and development expenses increased by $3.3 million from $8.0 million for the three months ended March 31, 1999 to $11.3 million for the three months ended March 31, 2000. This increase was due mainly to a $3.1 million increase in engineering materials and custom test equipment, as well as a $1.2 million increase in salary and salary-related expenses resulting from increased staffing, offset by a $1.6 million decrease in cost associated with a research and development contract which was completed subsequent to the three months ended March 31, 1999.

  Sales and Marketing. Sales and marketing expenses increased by $833,000 from $915,000 for the three months ended March 31, 1999 to $1.7 million for the three months ended March 31, 2000. This increase was due mainly to a $563,000 increase in salary and salary-related expenses.

  General and Administrative. General and administrative expenses increased slightly by $21,000 from $736,000 for the three months ended March 31, 1999 to $757,000 for the three months ended March 31, 2000.

  Stock-Based Compensation. Stock-based compensation increased by $2.7 million from $447,000 for the three months ended March 31, 1999 to $3.2 million for the three months ended March 31, 2000. This increase was due primarily to shares of restricted stock and stock options granted subsequent to the three month period ended March 31, 1999 in connection with our increased hiring efforts.

  Interest Income, Net. Interest income, net of interest expense, increased by $212,000 from $65,000 for the three months ended March 31, 1999 to $277,000 for the three months ended March 31, 2000 as a result of a $242,000 increase in interest income from increased invested cash balances, partially offset by a $30,000 increase in interest expense on capital leases.

  Years Ended December 31, 1997, 1998 and 1999

  Net Revenues. We did not recognize any revenue during any of these years.

  Cost of Revenues. We did not have any cost of revenues during any of these years.

  Research and Development. Research and development expenses increased from $4.2 million in 1997 to $27.4 million in 1998 to $36.8 million in 1999. These increases were due mainly to increased salary and salary-related expenses of $8.8 million in 1998 and $2.1 million in 1999, increased material contract development costs associated with the development of the TSR of $12.5 million in 1998 and $5.1 million in 1999 and an increase in facilities and other related costs of $2.5 million in 1998 and $1.2 million in 1999.

  Sales and Marketing. Sales and marketing expenses in 1997 were not material. These expenses increased from $1.6 million in 1998 to $5.6 million in 1999 due mainly to increased salary and salary-related expenses of $571,000 in 1998 and $1.6 million in 1999, increased facilities and other related costs of $125,000 in 1998 and $1.2 million in 1999 and increased marketing literature costs of $392,000 in 1999.

  General and Administrative. General and administrative expenses increased from $858,000 in 1997 to $2.0 million in 1998 to $3.0 million in 1999 due mainly to increased salary and salary-related expenses of $866,000 in 1998 and $382,000 in 1999 and increased facilities, information systems and other expenses necessary to support our growing scale of operations of $286,000 in 1998 and $648,000 in 1999.

  Stock-Based Compensation. Stock-based compensation expense decreased from $325,000 in 1997 to $60,000 in 1998 and increased to $3.2 million in 1999 in connection with restricted stock and stock options granted during that period at prices subsequently deemed to be below fair market value on the date of grant.

  Interest Income, Net. Interest income, net of interest expense, increased from $188,000 in 1997 to $940,000 in 1998 and decreased to $844,000 in 1999.
The increase from 1997 to 1998 is primarily due to a $1.0 million increase in interest earned on available cash balances, offset by a $277,000 increase in interest expense charges on capital leases. The decrease from 1998 to 1999 was due to a $232,000 increase in interest earned on available cash balances offset by a $328,000 increase in interest expense charges on capital leases.

Net Operating Loss and Tax Credit Carryforwards

  We have not recorded a provision for income taxes because we experienced net losses from inception through March 31, 2000. As of December 31, 1999, we had net operating loss and tax credit carryforwards of approximately $73.2 million and $2.4 million, respectively. These carryforwards will expire at various dates through 2019, if not utilized. Utilization of the net operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations contained in the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating loss and credits before utilization. Due to the uncertainty that exists regarding the recoverability of the associated deferred tax assets, a full valuation allowance has been recorded against these assets.

Liquidity and Capital Resources

  Since our inception, we have financed our operations through private sales of equity securities and, to a lesser extent, equipment lease financing. From inception through May 15, 2000, we raised approximately $168 million in a series of preferred stock financings. During the three months ended March 31, 2000, we used $14.8 million in cash for operating activities. In 1999, we used $41.0 million in cash for operating activities, compared to $25.7 million used in 1998 and $3.9 million used in 1997. The increase in cash usage resulted principally from the ongoing research and development costs of the TSR during these periods, including increased personnel and material costs. We expect research and development costs to increase as we enhance the functionality of our TSR and develop new complementary products. We also will continue to increase our investment in capital assets as we expand our operations.

  At March 31, 2000, our primary sources of liquidity were $24.1 million in cash and cash equivalents and $7.7 million in investments. In April and May of 2000, we generated $44.5 million in a preferred stock financing. Our purchases of property and equipment were $1.9 million for 1997, $7.5 million in 1998, $4.6 million in 1999 and $630,000 for the three months ended March 31, 2000, and consisted primarily of purchases of application software and computer equipment, including workstations and servers to support our increased research and development activities. We financed $1.7 million, $4.8 million and $4.4 million through capital lease arrangements during 1997, 1998 and 1999, respectively. As of March 31, 2000, our future minimum lease payment obligations were $8.5 million under capital leases which require annual payments of approximately $2.8 million in 2000, $3.6 million in 2001, $1.9 million in 2002 and $200,000 in 2003. In addition, our future minimum lease payment obligations under operating leases is $557,000 which require annual payments of approximately $319,000 in 2000 and $238,000 in 2001. We expect capital expenditures to increase as we further expand our research and development efforts and as our employee base grows. The timing and amount of future capital expenditures will depend primarily on our future growth. We expect to spend approximately $5.0 million in 2000 for computer equipment, including application software, workstations and servers. We anticipate that this equipment will be financed by capital leases.

  We have a master lease agreement with a leasing company that is also a preferred stockholder. This agreement provided for up to $12.0 million of lease financing on specific types of equipment. The equipment leased under this agreement remains the property of the lender at the end of the term. However, due to the length of the contract terms, the leases are recorded as capital lease obligations. Our remaining availability under the original lease line expired in January 2000. In May 2000 we entered into a one year $6.0 million extension to the agreement. Leases under the amendment will have various terms ranging from 24 to 42 months and will accrue interest at various annual rates.

  We have also borrowed $1.3 million in 1998 under a term-loan agreement with the same lender for software purchases. We are required to repay this loan in 30 monthly installments of approximately $49,000, including principal and interest. Repayment began in July 1999, with a final payment in the amount of $187,500 due at the end of the term. The effective annual interest rate of this loan is 17%.

  Additionally, we expect that working capital requirements will increase significantly as product sales increase, creating larger customer receivable balances and the need to build inventory in advance of shipment.

  We intend to offer $5.0 million of our common stock to Williams Communications and $5.0 million of our common stock to Enron Communications at the initial public offering price per share in a private placement that would close concurrently with this offering. We also intend to issue a warrant to purchase 100,000 shares of our common stock to AT&T Corp., exercisable over five years, at an exercise price per share equal to the initial public offering price per share. We intend to expense the fair value of this warrant in the period it is issued. None of these investors has committed to purchase any of these shares, and the information in this prospectus does not assume that these shares will be purchased.

  We believe that the net proceeds from this offering, together with our existing cash balances, available capital lease financing, funds generated from operations and any net proceeds from the concurrent private placement, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, we could be required, or could elect, to raise additional funds during that period and we may need to raise additional capital in the future. We may not be able to obtain additional capital on terms favorable to us or at all. The issuance of additional equity or equity-related securities will be dilutive to our stockholders. If we cannot raise funds on acceptable terms, or at all, we may not be able to develop or enhance our products or respond appropriately to competitive pressures, which would seriously limit our ability to increase our revenue and grow our business.

Recent Accounting Pronouncements

  In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." The interpretation clarifies the application of APB Opinion No. 25 in specified events, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. To the extent that events covered by this interpretation occur during the period after December 15, 1998, but before the effective date, the effects of applying this interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final interpretation, (a) no adjustments would be made to the financial statements for periods before the effective date and
(b) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date. We expect that the adoption of this interpretation would not have any effect on the accompanying financial statements.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition." This bulletin summarizes views of the Staff on applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition policy complies with the guidelines in the bulletin.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. We do not currently engage in trading market risk sensitive instruments or purchasing hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We may do so in the future as our operations expand domestically and abroad. We will evaluate the impact of foreign currency exchange risk and other derivative instrument risk on our results of operations when appropriate. We will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the effective date of the FASB Statement No. 133," in fiscal year 2001. The adoption of SFAS No. 133 is not expected to have a material impact on our financial condition or results of operations.

                                   BUSINESS

Overview

  We provide high-speed data networking equipment that enables telecommunications companies and Internet service providers to transmit high volumes of information across their fiber optic networks. Our high-performance solution is being marketed to telecommunications companies and Internet service providers, referred to as carriers, that are creating next-generation optical networks to address the increasing data traffic across the Internet. The Avici Terabit Switch Router product, known as the TSR, is designed to cost-effectively provide:

  .  high-speed/high-volume capacity;

  . high levels of operational availability and redundancy, which we refer to as carrier-class reliability; and

  . the ability to incrementally add capacity to the network without disrupting network performance, which we refer to as in-service scalability.

Our TSR also optimizes bandwidth by dynamically managing and prioritizing network traffic, thereby enabling carriers to provision new revenue-generating services, such as video streaming and Voice-over-Internet Protocol, or VoIP. Our TSR provides these benefits through our proprietary technologies, including our application specific integrated circuits, or ASICs, and distributed system design, as well as our Composite Link technology, which enables the TSR to combine multiple lower speed connections to create a single high-speed connection. Currently, the TSR is deployed in a segment of The National Transparent Optical Network, a research network consortium that is part of the Internet initiative known as SuperNet. In addition, Enron Broadband Services and Williams Communications have agreed to future purchases of the TSR, subject to successful completion of field trials. The TSR has successfully completed laboratory testing at AT&T and has been selected by AT&T for field trials. We have also shipped the TSR to a limited number of other customers and prospective customers.

Industry Background

  Demand for Data Services is Fueling Network Growth

  Data traffic over today's communications networks is growing at an exponential rate, far exceeding the growth in voice traffic. Ryan Hankin and Kent, an industry research firm, estimates that North American data traffic reached 350,000 terabytes per month in December 1999, compared to 50,000 terabytes per month for voice traffic in the same period. This proliferation of data traffic is being driven by a number of factors, including increases in:

  . the number of Internet users worldwide, which according to International Data Corporation, an industry research firm, is expected to increase from approximately 144 million at the end of 1998 to approximately 602 million by the end of 2003; and

  . business use of the Internet for applications such as e-commerce, video streaming and virtual private networks.

To keep pace with the growing demand, transmission speeds have increased from kilobits per second to megabits per second to gigabits per second. The next step in transmission speed is referred to as terabits per second. One terabit per second is equal to one trillion bits per second. Pioneer Consulting LLC, an industry research firm, estimates that peak-hour Internet bandwidth demand in North America alone will grow from 0.33 terabits per second in 1999 to
17.92 terabits per second in 2004, representing a compound annual growth rate exceeding 120%.

  Limitations of the Existing Public Network Infrastructure

  The existing public networks are largely built on technologies that were originally designed to provide only voice services. These networks are based on circuit switch technology, which dedicates an individual connection, or part of the network, for the duration of a call even while there are pauses in the conversation. Although adequate for voice traffic, circuit switch technology is inefficient for the transmission of large volumes of data traffic, which tends to occur in large, intermittent bursts. As data traffic carried over the existing network infrastructure began to increase, carriers increased the capacity of their networks by overlaying devices designed to increase data transmission rates and that are based on network standards such as Synchronous Optical Network, or SONET.

  At the same time, carriers also sought to increase the efficiency of data transmission through their networks by adopting packet switching technologies, such as Asynchronous Transfer Mode, or ATM, and Internet Protocol, or IP, which divide data traffic into individual packets and transmit them independently over the network. These packet-switching technologies enable carriers to send data from multiple sources on the same connection, thereby substantially reducing the bandwidth wasted using circuit switch technology. With much of the growth in data traffic attributable to the increasing use of the Internet, IP has become the predominant standard for transmitting data across networks. Nevertheless, carriers have been forced to adopt and deploy multiple protocols, such as SONET, ATM, IP and Ethernet at gigabit speeds, or Gigabit Ethernet, and a variety of devices within their networks in an effort to manage the proliferation of IP-based data services. The following diagram illustrates the limitations of the existing public network infrastructure:

                            [DIAGRAM APPEARS HERE]

[Symmetric diagram with wavy line at center representing the fiber cable, which is labeled "Carrier Optical Transport." Aligned on the horizontal axis extending from each of the left and right sides of the "Carrier Optical Transport" wavy line is a box with caption reading "DWDM and Optical Switches." Connected by a bold line to both of the "DWDM and Optical Switches" boxes is a brick wall with star-shaped icons on either side. Underneath each brick wall is the caption "Mismatch Between Transmission Speeds and Capacity" with arrows pointing from the caption to both sides of the brick wall. Seven lines lead from each of the outside star-shaped icons to a vertical row of boxes with the caption "Existing Carrier Equipment" above. From top to bottom, the boxes are labeled as follows: "Gigabit Routers," "VoIP Gateways," "SONET," "Digital Subscriber Line Aggregation," "ATM," "Gigabit Ethernet" and "Cable Modem Termination."]

  The advent of Dense Wave Division Multiplexing, or DWDM, an optical technology that multiplies the amount of data that can be carried over existing fiber optic lines, has provided carriers with substantial raw capacity in the core of their optical networks. The widespread deployment of DWDM technology by carriers has now shifted their focus away from the deployment of additional fiber lines toward packet switch equipment that can transmit and route data in volumes and at speeds that take advantage of the expanded bandwidth enabled by DWDM. Carriers are therefore primarily focusing on routers, devices designed to forward IP-based data packets, as the equipment of choice for harnessing the benefits of DWDM.

  Limitations of Existing Routers

  The transmission capacity of fiber optic lines has increased at a greater rate than the transmission capacities of routers. This has created a chasm between the capabilities of existing routers and the optical transmission network and has produced bottlenecks in the public network. This chasm results in large part because of the limited ability of existing router designs to adapt to the evolving and increasing bandwidth demands of carriers. For example, current router offerings employ a centralized design, which inherently limits the number of interfaces available and, accordingly, the ability to incrementally increase the bandwidth capacity of a router. This limitation requires that carriers either cluster multiple routers to emulate the functionality of a single large router with greater capacity or repeatedly undertake large-scale upgrades, known as forklift upgrades, to address the increases in optical transmission speeds and capacities.

  The following diagram illustrates the growing chasm between router speeds and optical transmission capacities as well as the periodic deployment of new core router equipment and the redeployment of existing core routers to the edge of the carrier network.

                            [DIAGRAM APPEARS HERE]

[Diagram with circle labeled "Carrier Optical Transport" at the center. To the right of the "Carrier Optical Transport" cloud is a caption reading "Transport Evolution Over Time," with a vertical arrow pointing down from the caption. Within the "Carrier Optical Transport" cloud is a vertical row of three boxes, labeled "SONET," "SONET and DWDM" and "DWDM and Optical Switches" from top to bottom. Horizontal lines extend to the left from each of the three boxes, two lines from the first box and four lines from each of the bottom two boxes. The lines are labeled "OC-12 line speed," "OC-48 line speed" and "OC-192 line speed," respectively. A star-shaped icon indicates the intersection of each set of these horizontal lines with the "Carrier Optical Transport" circle. The star-shaped icons increase in size from top to bottom. The lines then continue to the left, with the respective labels "OC-3 line speed," "OC-12 line speed" and "OC-48 line speed," and connect to three boxes aligned vertically, each containing two disks representing routers. The disks within each box increase in size from top to bottom. An arrow leads from the top box down and to the left, and connects to another box containing two slightly larger disks representing routers. An arrow leads from the middle box down and to the left, to another box two slightly larger disks representing routers. The caption "Router Over Time" appears above the boxes containing the router depictions. Underneath the boxes, a horizontal two-way arrow contains the captions "Edge" on the left-hand side and "Core" on the right-hand side.]

  Forklift upgrades require substantial periodic expenditures by carriers, as well as significant network disruptions, to remove old router equipment from the core of their networks and deploy newer products as they become available. Historically, router vendors have introduced new router designs every 12 to 18 months.

  Clustering routers requires that a significant number of interfaces, which are the links between routers and the rest of the network, be dedicated solely to interconnect multiple router chassis. Therefore, clustering has proven to be inefficient. Ryan Hankin and Kent estimates that, for existing routers, approximately 70% of these expensive interfaces are used for interconnection instead of transmission.

  At the same time, existing routers are unable to communicate with the newer generation of optical transmission equipment to dynamically change bandwidth or enable the provisioning of new services without disrupting the entire network. This limitation increases the time and effort required for carriers to deliver new services or reconfigure the network in the event of sudden changes in bandwidth demand.

  Carrier Requirements for a New Architecture

  To respond to the challenges created by the increasing volume of data traffic on the existing public networks, carriers are not only focused on optimizing their next-generation optical networks for more efficient data transmission, but are also searching for a means to rapidly provision new revenue-generating data communications services. As a result, carriers are demanding solutions with the following attributes:

  Scalability Without Disruption. Carriers want a cost-effective means of increasing capacity on a continual basis. As a key building block of the public network, routers must therefore have the ability to expand capacity without forklift upgrades or other significant disruption of the network.

  Carrier-Class Reliability. The equipment that carriers deploy within their networks must offer the highest level of up-time and redundancy. To meet this requirement, known as carrier-class reliability, router designs must minimize any single points of failure and provide automatic recovery from network failures and device errors.

  High Performance. In order to capitalize on the increasing capacity offered by optical technologies, carriers demand high levels of performance and flexibility. Although there are different measures for determining performance of routers, we believe the most critical measure is the ability to process and forward packets at transmission rates matching the line rates available over the fiber optic core.

  Quality of Service Functionality that Enables New Revenue-Generating Services. Quality of service is the ability to assign different priorities to different traffic types, which is crucial to the delivery of time-sensitive data streams, such as voice and video. Routers must provide quality of service functionality over IP without adversely affecting performance. In addition to prioritizing packets, routers must be able to manage and control network congestion to enable carriers to deliver service level guarantees to their customers.

  Reduced Network Cost and Complexity. In addition to the cost of deploying routers, carriers incur substantial capital costs in deploying and interconnecting multiple types of networking equipment. More importantly, the costs of running a network are significant. Not only must each router be managed as an independent element of the network, but each additional type and piece of network equipment increases the complexity of network design and management. Carriers are demanding solutions that reduce the number and types of network equipment and optimize the technologies employed in their networks.

  Interoperability. Due to economic constraints associated with upgrading an entire network to accommodate new technologies, it is critical that new network equipment support the protocols and devices already deployed in carrier networks.

  Currently available routers were designed to handle lower capacities and transmission speeds and cannot economically address carrier requirements, much less the enhanced functionality demanded by carriers. Instead of trying to adapt older technologies or interim solutions that provide only incremental increases in capacity, carriers are now seeking a new solution that will enable them to cost-effectively build next-generation optical networks designed to capitalize on the opportunities created by the growth of the Internet and the proliferation of data traffic.

The Avici Solution

  Our high-performance TSR is engineered to provide a long-term solution for the next-generation carrier networks by providing a platform for growth and control of increasing volumes of data traffic. The following diagram illustrates the role of the Avici TSR in the next generation of optical networks:

                            [DIAGRAM APPEARS HERE]

[Symmetric diagram with wavy line at center representing the fiber cable, which is labeled "Carrier Optical Transport." Aligned on the horizontal axis extending from each of the left and right sides of the "Carrier Optical Transport" wavy line is a box with caption reading "DWDM and Optical Switches." Connected by four bold lines to both of the "DWDM and Optical Switches" boxes is a three-dimensional rectangular box representing the Avici TSR. The caption "Avici Composite Links" appears above the four bold lines, and an ellipse, representing a ring around the "Avici Composite Links" lines, is found at the center of these lines. A box containing the label "Avici TSR" appears underneath each of the icons representing the Avici TSR. Seven lines lead from each of the icons representing the Avici TSR to a vertical row of seven boxes with the caption "Existing Carrier Equipment" above. From top to bottom, the boxes are labeled as follows: "Gigabit Routers," "VoIP Gateways," "SONET," "Digital Subscriber Line Aggregation," "ATM," "Gigabit Ethernet" and "Cable Modem Termination."]

  Our solution is designed to provide the following key benefits:

  Long-term Carrier Solution. Our TSR has been designed to meet the current and evolving performance and bandwidth requirements at the core of carriers' optical networks. The Avici TSR enables in-service scalability as demands on the optical layer increase, thereby eliminating expensive clustering designs and forklift upgrades. We believe that this scalability and flexibility positions the Avici TSR as a long-term solution for carriers.

  In-Service Scalability. The TSR enables carriers to incrementally add capacity in a cost-effective, non-disruptive manner. This capability for dynamic, non-disruptive bandwidth provisioning enables carriers to service existing customers while rapidly adapting to changes in bandwidth demand, new service offerings and increased usage.

  Carrier-Class Reliability. The Avici TSR has been designed and manufactured to provide carrier-class reliability. We believe the TSR's technologically-advanced features, such as our distributed architecture, Velociti switch fabric and Composite Links, will enhance the reliability and performance of carrier networks. The TSR's proprietary ASIC-based design and redundancy features provide high levels of system reliability.

  Ability to Manage High Volumes of Network Traffic at High Speeds. Our TSR, through our Composite Link technology, is capable of processing data packets at virtual line rates exceeding 10 gigabits per second, thereby achieving virtual performance beyond OC-192. Our TSR can achieve these transmission rates at full utilization of network interfaces without sacrificing packet throughput performance. In addition, the TSR provides the ability to prioritize IP traffic through its quality of service features without any loss of transmission speeds.

  Ability to Offer New Revenue-Generating Services. Our TSR provides an effective foundation for the delivery of next-generation data communication services. The TSR enables carriers to add capacity for new services and customers without network disruption and to prioritize IP data traffic to effectively provide quality of service guarantees. As a result, carriers are able to offer and charge for new and enhanced services, such as voice-over-IP and video streaming, and can also dynamically modify their service pricing structures.

  Cost-Effective Network Expansion and Operation. Our solution reduces the need for network equipment such as ATM and SONET devices and optical integration equipment. Our redundancy also eliminates the need for costly back-up equipment. Our high speed interfaces reduce the need for additional fiber capacity. In addition, our solution reduces ongoing network operating expenses through the TSR's high port density and proprietary ASICs, which reduce requirements for floor space and power consumption. The TSR's key interoperability features preserve carriers' investments in their legacy network equipment.

Strategy

  Our goal is to design, develop and provide the next generation of reliable high-speed data networking equipment that will power the core of carriers' optical networks and establish new standards for performance. The key elements of our strategy are to:

  Extend Technological Capabilities. We have developed a product architecture closely connected to the optical transport layer and designed to be a long-term solution within the core of carriers' optical networks. We plan to continue to invest heavily in research and development, particularly in developing proprietary ASICs and software, to satisfy the requirements of next-generation carrier networks. We plan to enhance the features of the TSR and bring to market new, complementary products. For example, during the second half of 2000 we plan to deliver for customer trials MultiProtocol Label Switching, or MPLS, traffic engineering capability and line card modules for OC-192c, Gigabit Ethernet, and ATM. We take a leading role in industry standard-setting forums and promote the interoperability of our products with those of key optical switch and router vendors.

  Continue Penetration of Key Carrier Accounts. We strive to capture the market opportunity presented by carriers demanding additional capacity as well as carriers seeking the means to deliver additional services. We have initially focused on a select group of leading carriers, and we are currently participating in a number of customer trials. We intend to broaden our target market focus to include all carriers with fiber optic backbones. We are expanding our direct sales force and customer service organization as well as partnering with international distributors, customer service organizations and complementary product companies to expand our market presence.

  Provide Technology to Enable New Carrier Service Offerings. We work closely with our customers and prospective customers to understand their network requirements and service opportunities. We use this knowledge to develop new features and functionality to enable carriers to deliver new revenue-generating services. For example, we are working with Enron Broadband Services to enable the delivery of video streaming. We intend to integrate our planned MPLS to enable controlled traffic flow and allow carriers to offer services such as virtual private networks. We will seek opportunities to enhance our product features and promote the TSR as an effective means for carriers to capitalize on new service opportunities.

  Expand into New Geographic Markets. We intend to sell our products globally. We have established relationships with leading distributors and vendors of telecommunications equipment in Asia, and we intend to develop a direct Asian salesforce to support our indirect sales channels. In addition, we have begun to establish a direct European sales presence as well as relationships with key distributors in that market.

  Rely on Strategic Outsourcing. Our outsourcing strategy enables us to focus our resources on our core competencies of product design and development, sales and marketing. Although we design and develop our ASICs and other proprietary technologies, we select and work closely with ASIC fabrication and electronics manufacturing services providers to promote the cost-effective, timely and reliable manufacture and testing of our products. To complement our internal customer service organization, we plan to enter into a global service and support arrangement for our products with a third party.

Products and Technology

  Product Architecture

  Our TSR has been designed to provide a critical functions for carriers seeking to build reliable IP-based networks that can capitalize on the raw capacity provided by DWDM and other optical technologies. We utilize a parallel and distributed design to address the large volume of packet forwarding and increasing traffic volume requirements of the Internet. By using a distributed architecture that incorporates processing and packet routing functionality in our line card ASICs, our TSR is designed to provide carriers with a smooth upgrade path from OC-48 to speeds of OC-192 and higher by changing or bundling line card modules as they become available rather than upgrading the entire chassis. Accordingly, this architecture provides in-service scalability and preserves the initial investment in our TSR.

  Product Portfolio

  The TSR is a 40-slot chassis which can be configured with the following current and planned line card modules:

     Link Type                         Link Speed             Status
------------------------------------------------------------------------------------
     Packet over SONET                 OC-3c                  Commercially available
------------------------------------------------------------------------------------
     Packet over SONET                 OC-12c                 Commercially available
------------------------------------------------------------------------------------
     Packet over SONET                 OC-48c                 Commercially available
------------------------------------------------------------------------------------
     Packet over SONET                 OC-192                 In customer evaluation
------------------------------------------------------------------------------------
     Packet over SONET                 OC-192c                In development
------------------------------------------------------------------------------------
     Gigabit Ethernet                  1 Gigabit              In development
------------------------------------------------------------------------------------
     Asynchronous Transfer Mode        OC-3c                  In development
------------------------------------------------------------------------------------
     Asynchronous Transfer Mode        OC-12c                 In development

  IPriori Carrier System Control Software

  IPriori is an advanced software system that has been developed to optimize and control switching and routing in the TSR. IPriori is built on a distributed model, which uses multiple processor units to provide increased levels of reliability and scalability, and is specifically designed to address the system requirements arising from a large number of ports. IPriori implements industry standard routing protocols that are used in the Internet today, and has undergone extensive interoperability testing in laboratory and field environments to ensure compatibility with existing installed equipment. It also forms the basis for advanced capabilities such as Composite Links, quality of service and MPLS.

  Composite Links

  The Avici TSR connects to the optical transport layer through many physical connections. Physical connections between two TSRs can be combined into a single virtual network interface to provide a carrier with a high-capacity connection. This single network connection is called a Composite Link. Composite Link technology enables carriers to add additional lines or increase or decrease transmission speeds on a particular Composite Link without disrupting the network. This enables carriers to meet increases in bandwidth demand and to offer new services to their customers more quickly. Each Composite Link can be configured with up to 16 network interfaces and enables carriers to achieve effective line speeds of OC-192 and beyond. With this feature, the TSR is able to recognize heavy or light traffic demand in the network and dynamically add and remove physical connections from the composite group. When traffic increases and physical links are needed or when traffic decreases and links can be removed from a composite group, the TSR communicates this information to optical equipment to change network connections appropriately. This maintains optimum traffic routing. Because our Composite Links operate with no network disruption, they enable the rapid provisioning of additional bandwidth while maintaining a stable and reliable environment for IP services.

  We intend to complement our Composite Links with our planned MPLS functionality to provide traffic engineering capabilities and enable carriers to control and efficiently balance data traffic across their networks. We believe MPLS is a key component of differentiated IP-based services and, when combined with other quality of service mechanisms, will enable carriers to deliver enhanced network services.

  Velociti Switch Fabric

  Our Velociti switch fabric is the mechanism that transfers data from an input line card to specific output cards in the TSR. This direct communication provides high speed data transfer and, as additional capacity is needed, enables cost-effective addition of line cards. Because all data handling, switching and packet processing has been incorporated into the line cards, carriers are able to support higher speed line cards without forklift upgrades. The Velociti switch fabric also gives the TSR a high level of reliability by creating multiple connections between pairs of input and output line cards. In the event one path fails, one of the backup paths is selected to continue data transmission, thereby substantially reducing the risk of disruption to the network.

  ASIC-based Packet Routing Technology

  We have consolidated all data-flow and control processes, including packet input and output framing, forwarding, scheduling, and switching into our application specific integrated circuits, or ASICs. Unlike other router designs, all of our ASICs reside on each line card module. Accordingly, the overall capacity of the TSR increases with the addition of each line card. These ASICs provide high levels of performance by enabling line rate packet forwarding performance regardless of packet address and route table size.

  Our ASICs are designed to provide the following functions and benefits:

        ASIC                        Function                      Customer Benefits
------------------------------------------------------------------------------------------
Input Framer          Analyzes and identifies incoming IP  Enhances ability to manage
                      packets and marks them for           network traffic to enforce
                      prioritization                       quality of service
------------------------------------------------------------------------------------------
Forwarding            Determines packet destination and    Maintains network performance
                      forwards the packet at line rates    as bandwidth demand increases
------------------------------------------------------------------------------------------
Packet Scheduling     Manages intelligent prioritization   Ensures optimal system
                      and efficient use of the TSR's       performance across high volumes
                      switching capacity                   of traffic flows.
------------------------------------------------------------------------------------------
Fabric Switching and  Provides Velociti switch fabric that Creates high performance and
 Packet Memory        is responsible for communication     economical scalability
                      among line card modules
------------------------------------------------------------------------------------------
Quality of Service    Prioritizes packets for transmission Enables the creation and delivery of differentiated IP-
                                                           based services
------------------------------------------------------------------------------------------
Output Framer         Controls outbound traffic to ensure  Provides additional control of
                      conformance to quality of service    packet flows to ensure network
                      requirements                         stability


Sales and Marketing

  We sell and market our products primarily through our direct sales force, systems integrators and distributors. Our sales cycle to carriers typically is a lengthy and deliberate process. After preliminary discussions with our sales organization, prospective customers may receive evaluation equipment to encourage formal testing. The sales cycle normally includes laboratory testing in which the TSR is evaluated against competing products for performance, scalability, reliability, interoperability and other measures. Upon completion of the laboratory tests, one product is typically selected for field trials in which the product is deployed in a carrier's network in a limited and controlled fashion. Only after successful completion of field trials will carriers place orders and commercially deploy equipment across their networks over time.

  Our direct sales efforts are focused on the largest carriers. As of April 30, 2000, our sales and marketing organization consisted of 24 employees, of which 15 were located in our headquarters in North Billerica, Massachusetts, eight were located in a total of four sales and support offices around the United States and one was located in the United Kingdom.

  Our marketing objectives include building market awareness and acceptance of Avici and the Avici TSR as well as generating qualified customer leads. In addition to traditional marketing activities, we plan to sponsor an optical partner program with key optical industry leaders to demonstrate the interoperability of the TSR with their products.

  Our international sales are conducted through systems integrators and distributors. We have two systems integrators in Japan and one in Korea. In addition, in order to further our international sales objectives, we are identifying and establishing relationships with a number of additional country-specific distributors.

Customers

  Our target customer base includes new and established telecommunications carriers and Internet service providers, and we expect to broaden our focus to include all carriers with fiber optic backbones. Our TSR is deployed in a segment of The National Transparent Optical Network, an Internet initiative known as SuperNet. Enron Broadband Services and Williams Communications have agreed to future purchases of the TSR, subject to satisfactory completion of field trials. While there has been no commitment to purchase equipment for deployment, the TSR has successfully completed laboratory testing at AT&T and has been selected by AT&T for field trials. We have also shipped the TSR to international systems integrators, including Nissho Electronics Corporation, Itochu and Samsung, as well as to a limited number of other customers and prospective customers.

Customer Service and Support

  We believe that a broad range of support services is critical to the successful installation and ongoing support of the TSR, the development of long-term relationships with customers and the generation of additional sales of the TSR to our customers. We are committed to providing our customers with the highest levels of service and support. As of April 30, 2000, we employed nine people in our customer service and support organization. To complement our internal customer service organization, we plan to enter into a global service and support arrangement for our products with third parties.

Research and Development

  We have assembled a team of skilled engineers with significant experience in optics, hardware and software, and with particular strengths in the areas of high speed interconnect, scalable connection fabrics, ASIC development and Internet routing protocols. As of April 30, 2000, we had 148 employees responsible for product design and development, quality assurance and documentation. We believe that strong product development capabilities are essential to our strategy of enhancing our core technology and developing additional applications in an effort to maintain the competitiveness of our product offerings. We have made, and will continue to make, a substantial investment in research and development. Research and development expenses were $11.3 million for the three months ended March 31, 2000, $36.8 million for the year ended December 31, 1999 and $27.4 million for the year ended December 31, 1998.

Competition

  The market for intelligent data networking equipment is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. This market historically has been dominated by Cisco Systems, which as a result of its early leadership position in the market has been able to develop and promote a broad product line of routers. The inability of our products to interoperate with Cisco products would be damaging to our ability to generate revenue. We also compete with other established companies such as Juniper Networks and Lucent Technologies. We may experience a reluctance by our prospective customers to replace or expand their current infrastructure solutions, which may be supplied by one or more of these competitors, with our products. In addition, these competitors have significantly broader product lines than we do and may bundle their products with other networking products in a manner that may discourage prospective customers from purchasing our TSR. In order to compete effectively, we must deliver a product that is superior in meeting the needs of carriers and:

  .  scales easily and efficiently with minimum disruption to the network;

  .   interoperates with existing network designs and equipment vendors;

  .   provides extremely high network reliability;

  . provides high speed interfaces and high performance packet processing capabilities;

  .   reduces complexity by decreasing the need for overlapping equipment;

  .   provides effective network management; and

  .   provides a cost-effective solution for our target customers.

  Many of our current and potential competitors have greater selling and marketing, technical, manufacturing, financial and other resources, more customers, greater market recognition and more established relationships and alliances in the industry. As a result, these competitors may be able to develop, enhance and expand their product offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their offerings, pursue acquisitions and other opportunities more readily and adopt more aggressive pricing policies.

Intellectual Property

  Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual restrictions on disclosure and other methods to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We presently have 13 patent applications pending in the United States and we cannot be certain that patents will be granted based on these or any other applications, or that, even if issued, the patents will adequately protect our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws, and we seek to limit disclosure of our intellectual property by requiring employees, consultants and any third-party with access to our proprietary information to execute confidentiality agreements with us.

  While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

  Our success will depend upon our ability to obtain necessary intellectual property rights and protect our intellectual property rights. We cannot be certain that we will be able to obtain the necessary intellectual property rights or that other parties will not contest our intellectual property rights.

Manufacturing

  We outsource the manufacture and assembly of our products to contract manufacturers. We have primarily used Sanmina Corporation, which provides comprehensive manufacturing services, including assembly, test and control and procurement of material, on our behalf. In addition, we have recently begun limited outsourcing to Celestica, Inc., which also provides comprehensive manufacturing services. We design product tests that are conducted using our test equipment by the contract manufacturer. We believe that the outsourcing of our manufacturing will enable us to conserve the working capital that would be required to purchase capital equipment, will allow us to adjust manufacturing volumes to meet changes in demand and will enable us to more quickly deliver products.

Employees

  As of April 30, 2000, we had a total of 226 employees, of which 148 were in research and development, 24 were in sales and marketing, 23 were in financing and administration, 22 were in manufacturing and nine were in customer service.

  Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical, sales and management personnel, for whom competition is intense. Our employees are not represented by any labor union. We believe our relations with our employees are good.

Facilities

  Our headquarters are currently located in a leased facility in North Billerica, Massachusetts, consisting of approximately 53,000 square feet under a lease that expires in July 2001. We expect that our current space is not adequate to support our targeted growth. We have leased approximately 18,000 additional square feet in the same office complex, with occupancy expected to commence within the next two months. We have commenced negotiations for approximately 80,000 additional square feet in the same office complex with occupancy expected to commence within the next twelve months.

Legal Proceedings

  We are not currently a party to any material litigation. In the ordinary course of business, we may from time to time become involved in various lawsuits and claims.

                                  MANAGEMENT

Executive Officers, Directors and Key Employees

  The following table sets forth information concerning our executive officers, directors and other key employees.

 Name                              Age                 Position
 ----                              ---                 --------
 Executive Officers and Directors:
 Surya R. Panditi.................  41 President, Chief Executive Officer and
                                       Director
 Paul F. Brauneis.................  55 Chief Financial Officer, Vice President
                                       of Finance and Administration, Treasurer
                                       and Secretary
 Christopher W. Gunner, Ph.D......  45 Vice President of Engineering
 Brian McCormack..................  56 Senior Vice President of Worldwide Sales
 Henry Zannini....................  55 Vice President of Governmental Sales and
                                       Director
 James R. Swartz..................  57 Chairman of the Board of Directors
 Bandel L. Carano.................  38 Director
 Stephen M. Diamond...............  43 Director
 Catherine M. Hapka...............  46 Director
 Richard T. Liebhaber.............  65 Director
 James Mongiello..................  58 Director

 Other Key Employees:
 Peter C. Anastos.................  38 Vice President, General Counsel
 Philip P. Carvey.................  57 Vice President of Advanced Development
 Peter A. Chadwick................  46 Vice President of Product Management
 Larry R. Dennison, Ph.D..........  42 Director of Hardware Development
 Edward P. Maggio.................  51 Vice President of Manufacturing
 James T. Graham..................  57 Vice President of Customer Service

  Surya R. Panditi has served as our President, Chief Executive Officer and a Director since June 1997. From August 1996 to June 1997, Mr. Panditi was Vice President and General Manager of the LAN Infrastructure Business Unit of U.S. Robotics. Mr. Panditi was employed by Telco Systems Inc., a provider of transport and access solutions for networks, from April 1994 to June 1996, most recently as Vice President and General Manager of the Magnalink Communications Division.

  Paul F. Brauneis has served as our Chief Financial Officer, Vice President of Finance and Administration, Treasurer and Secretary since January 2000. Prior to that, Mr. Brauneis served as Vice President and Corporate Controller at Wang Global, an information technology services company, from August 1997 through December 1999. From September 1995 to July 1997, Mr. Brauneis served as Vice President and Corporate Controller of BBN Corporation, a provider of Internet and Internetworking solutions. During 1993 and 1994, Mr. Brauneis served as Vice President, Chief Financial Officer and Treasurer of SoftKey International, Inc., formerly known as Spinnaker Software Corporation, a provider of personal productivity software.

  Christopher W. Gunner has served as our Vice President of Engineering since February 2000, Director of Architecture from June 1999 to February 2000, Director of Software and Architecture from July 1998 to June 1999 and Chief Protocol Engineer from May 1997 to April 1998. Prior to joining Avici, Dr. Gunner was employed by Digital Equipment Corporation as a Consulting Engineer from June 1995 to April 1997.

  Brian McCormack has served as our Senior Vice President of Worldwide Sales since May 2000 and served as our Vice President of Sales and Service from February 1999 to April 2000. Mr. McCormack served Alcatel as Vice President of Competitive Local Exchange Carrier (CLEC) Sales from September 1998 to January 1999. Prior to the acquisition of DSC Communications Corporation, a provider of switching, transmission and access services and equipment for the telecommunications industry, by Alcatel, Mr. McCormack served DSC Communications Corporation as Vice President of Major Carriers Sales from September 1997 to August 1998, as Vice President of Western Regional Bell Operating Companies Sales from May 1997 to August 1997 and as Regional Sales Vice President from January 1994 to April 1997.

  Henry Zannini co-founded Avici in November 1996 and has served as a Director since that time. Mr. Zannini has served as our Vice President of Government Sales since February 2000 and as our Vice President of Business Development from November 1996 to January 2000. Before founding Avici, Mr. Zannini served as Senior Director of Telecom Business Development for Analogic Corp., a designer and manufacturer of advanced systems and subsystems to telecommunications original equipment manufacturers, from September 1993 to January 1996.

  James R. Swartz has served as a Director and as Chairman of the Board of Directors since November 1996. Mr. Swartz is a general partner of Accel Partners, a venture capital investment firm he co-founded in 1983. Mr. Swartz is also a director of several private companies.

  Bandel L. Carano has served as a Director since June 1997. Mr. Carano has been a general partner of Oak Investment Partners since 1985. Mr. Carano also currently serves as a member of the investment advisory board of the Stanford University Engineering Venture Fund. Mr. Carano also serves on the board of directors of Metawave Communications Corp., a wireless equipment manufacturer, Advanced Radio Telecom Corp., a wireless access telecommunications service provider, and Wireless Facilities, Inc., a provider of telecommunications outsourcing services, as well as several private companies.

  Stephen M. Diamond has served as a Director since October 1999. Mr. Diamond has been a general partner of Sprout Capital since April 1998. Mr. Diamond was Group Vice President and Worldwide Director of Telecommunications and Networking Research at Dataquest, an information technology market research and consulting firm, from January 1996 to February 1998. Mr. Diamond served as Vice President of Marketing at Electronic Retailing Systems International Inc., a provider of electronic shelf labeling systems, from December 1994 to December 1995.

  Catherine M. Hapka has served as a Director since April 2000. Ms. Hapka has been the Chief Executive Officer, President and a director of Rhythms NetConnections Inc., a provider of broadband communications services, since June 1997 and the Chief Executive Officer and the chairman of the board of directors of Rhythms NetConnections Inc. since June 1999. Ms. Hapka served as President of NETS, Inc., a provider of intercompany electronic commerce services, from March 1997 to May 1997. Prior to joining NETS, Inc., Ms. Hapka served as Executive Vice President, Markets for U.S. West Communications, Inc., a broadband and communications services provider, from January 1995 to October 1996.

  Richard T. Liebhaber has served as a Director since June 1997. Mr. Liebhaber has been a Consulting Managing Director at Veronis, Suhler & Associates, Inc., a provider of financial advisory services to the communications industry, since June 1995. Prior to that, Mr. Liebhaber served as Executive Vice President of MCI Communications Corporation from December 1985 to May 1995. Mr. Liebhaber also serves on the board of directors of Advanced Radio Telecom Corp., Rare Medium Group Inc., an Internet incubator, and KPN/Qwest Telecom B.V., a joint venture between a Dutch telecommunications provider and Qwest.

  James Mongiello has served as a Director since March 2000. Mr. Mongiello has been a Venture Partner of Redpoint Ventures since October 1999 and a Venture Partner of Brentwood Venture Capital from June 1998. From July 1998 until March 2000, Mr. Mongiello was chief executive officer of FreeGate Corporation, a provider of broadband access services. Before that, Mr. Mongiello was Vice President of 3Com Corporation from November 1996 until June 1998. Prior to joining 3Com Corporation, Mr. Mongiello was chief executive officer of OnStream Networks, a telecommunications company, from June 1994 until its acquisition by 3Com Corporation in October 1996.

  Peter C. Anastos has served as Vice President, General Counsel since July 2000. Prior to joining Avici, Mr. Anastos was Vice President, General Counsel and Secretary of Nashua Corporation from May 1998 through June 2000. Prior to that, he served Nashua Corporation as Associate General Counsel from December 1996 to April 1998 and as Group Counsel from June 1995 to November 1996.

  Philip P. Carvey co-founded Avici in November 1996 and has served as our Vice President of Advanced Development since February 2000 and served as Vice President of Engineering from December 1996 to January 2000. Before founding Avici, Mr. Carvey was employed as Division Engineer by BBN Corporation from May 1995 to October 1996.

  Peter A. Chadwick has served as our Vice President of Product Management since August 1999 and as our Director of Marketing from August 1998 to August 1999. From May 1997 to July 1998, Mr. Chadwick was Director of Product Marketing for remote access servers at 3Com Corporation. Prior to joining 3Com Corporation, Mr. Chadwick was Product Group Manager of LAN Infrastructure Business Unit of U.S. Robotics from March 1996 to April 1997. Before that, Mr. Chadwick was Brand Manager for local area network business at IBM from January 1995 to February 1996.

  Larry R. Dennison co-founded Avici and has served as our Director of Hardware Engineering since August 1999. Prior to that, Dr. Dennison was Director of ASIC Development from December 1996 to August 1999. Dr. Dennison was Engineering Manager at BBN Corporation from 1993 to July 1996, and was a Division Scientist at BBN Corporation from July 1996 to November 1996.

  Edward P. Maggio has served as our Vice President of Manufacturing since March 1998. From May 1996 to November 1997, Mr. Maggio served as Vice President of Operations at Diagnostic Instrument Corp., a contract manufacturer. Mr. Maggio served as Vice President of Operations and Customer Services of Boston Technology, a product and service provider to the data communications industry, during 1994 and as a consultant from 1995 to April 1996.

  James T. Graham has served as our Vice President of Customer Service since May 2000. Prior to joining Avici, Mr. Graham served Amdahl Corporation, a provider of integrated computing solutions to the information technology industry, as Vice President of Worldwide Product Support Services from January 1998 to August 1999 and Vice President of North American Product Support Services from January 1995 to December 1997.

  Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Avici. Each of the directors serves on the board of directors pursuant to the terms of an agreement that will terminate upon the closing of this offering.

Board of Directors

  Our by-laws provide for a board of directors of one or more directors, and the number of directors is currently fixed at eight. Under the terms of our amended and restated certificate of incorporation to be effective upon the closing of this offering, the board of directors will be divided into three classes of similar size, each of whose members will serve for a staggered three-year term. Messrs. Carano and Zannini will serve in the class whose term expires at the annual meeting of stockholders in 2001; Messrs. Diamond, Liebhaber and Mongiello will serve in the class whose term expires at the annual meeting of stockholders in 2002; and Ms. Hapka and Messrs. Panditi and Swartz will serve in the class whose term expires at the annual meeting of stockholders in 2003. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term expires.

Committees of the Board of Directors

  We have a compensation committee and an audit committee of the board of directors. The current members of the compensation committee are Messrs. Swartz and Carano. The compensation committee has the authority to review and evaluate the salaries and incentive compensation of our management and employees and to administer our stock plans.

  The current members of the audit committee are Messrs. Diamond, Liebhaber and Mongiello. The audit committee is responsible for reviewing the results and scope of audits and other services provided by our independent public accountants and reviewing our system of internal accounting and financial controls. The audit committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or as may be brought to its attention.

Compensation of Directors

  We reimburse our directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. On February 10, 1999, we sold 25,000 shares of common stock to Mr. Liebhaber, one of our directors, at a purchase price of $2.00 per share pursuant to a stock restriction agreement that gives us, and some of our stockholders, a right of first refusal as to all or a portion of these shares at the purchase price at which Mr. Liebhaber proposes to sell, transfer or dispose of the shares to a third party. On April 14, 2000, we granted to Ms. Hapka, a member of the board of directors, an option to purchase 75,000 shares of common stock at an exercise price of $4.00 per share and vesting over four years. We intend to grant options to our non-employee directors in the future in accordance with our 2000 Non-Employee Director Stock Option Plan. You should refer to "Benefit Plans--2000 Non-Employee Director Stock Option Plan" for further detail.

Compensation Committee Interlocks and Insider Participation

  Messrs. Carano and Swartz are not employees of Avici and Mr. Carano has never been employed by Avici. Mr. Swartz was formerly the Interim Chief Executive Officer, President and Secretary of Avici. Messrs. Carano and Swartz are also general partners of affiliates of Avici that have made equity investments in Avici. You should refer to "Certain Transactions" for more information on these investments. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company and no such interlocking relationship has existed in the past.

Executive Compensation

  The table below sets forth, for the year ended December 31, 1999, the cash compensation earned by our chief executive officer and the other most highly compensated executive officers who received annual compensation in excess of $100,000 during 1999. These officers are collectively referred to below as the Named Executive Officers.

                          Summary Compensation Table

                                                                    Long-Term
                                                      Annual      Compensation
                                                   Compensation      Awards
                                                   ------------- ---------------
                                                                   Securities
                                                   Salary  Bonus   Underlying
Name and Principal Position                          ($)    ($)  Options/SARS(#)
---------------------------                        ------- ----- ---------------
Surya R. Panditi.................................. 150,072   --          --
 President and Chief Executive Officer
Brian McCormack................................... 200,566   --      125,000
 Senior Vice President of Worldwide Sales
Christopher W. Gunner............................. 128,608 1,300      25,000
 Vice President of Engineering
Ralph A. Goldwasser............................... 140,088   --       50,000
 Chief Financial Officer

  As of December 31, 1999, Mr. Goldwasser was no longer an executive officer of Avici. Paul F. Brauneis currently serves Avici as the Chief Financial Officer, Vice President of Finance and Administration, Treasurer and Secretary. Mr. Brauneis's base salary in 2000 is $150,072 and he received an option to purchase 125,000 shares of our common stock, vesting over four years at a rate of 2.0833% per month.

Option Grants in Last Fiscal Year

  The following table contains information concerning the grant of options to purchase shares of our common stock to each of the Named Executive Officers during the year ended December 31, 1999. These percentages are based on an aggregate of 2,512,850 shares granted to employees during that year. All options were granted at fair market value as determined by the board of directors on the date of grant.

                                                                            Potential
                                                                        Realizable Value
                                                                           at Assumed
                                                                         Annual Rates of
                         Number of   Percent of                               Stock
                         Securities Total Options Exercise              Appreciation for
                         Underlying  Granted To    Price                   Option Term
                          Options   Employees in    Per    Expiration ---------------------
                          Granted    Fiscal Year   Share      Date        5%        10%
                         ---------- ------------- -------- ---------- ---------- ----------
Surya R. Panditi........      --         --          --        --            --         --
Brian McCormack.........  100,000          4%      $1.00      2009    $4,949,573 $7,940,602
                           25,000          1%       3.00      2009     1,187,393  1,935,150
Christopher W. Gunner...   25,000          1%       2.00      2009     1,212,393  1,960,150
Ralph A. Goldwasser.....   50,000          2%       2.00      2009     2,424,787  3,920,301


  The potential realizable values represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation on our common stock over the term of the options and assuming a fair market value of our common stock on the date of grant equal to the initial public offering price of $31.00. The potential realizable values do not take into account applicable tax and expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the common stock on the actual date of exercise, which may be earlier than the stated expiration date. The assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of the common stock on any date. There is no representation either express or implied that the stock price appreciation rates for the common stock assumed for purposes of this table will actually be achieved.

Fiscal Year-End Option Values

  The following table sets forth information for each of the Named Executive Officers with respect to the value of options outstanding as of December 31, 1999. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised options have been determined by the difference between the exercise price per share and the initial public offering price of $31.00 per share.

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                    Options at          In-The-Money Options at
                               December 31, 1999 (#)     December 31, 1999 ($)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Surya R. Panditi............   150,000          --      4,648,500          --
Brian McCormack.............       --       125,000           --     3,700,000
Christopher W. Gunner.......     7,708       42,292       227,490    1,232,510
Ralph A. Goldwasser.........     6,641       68,359       194,542    1,986,708

Change in Control and Severance Provisions

  Our offer letter to Paul F. Brauneis provides that, upon a change in control of Avici, Mr. Brauneis will receive twelve months accelerated vesting of his options. If Mr. Brauneis is terminated without cause or, in connection with a change in control, is terminated or suffers a reduction in responsibility, position or compensation, he also will receive six months accelerated vesting of his options as well as six months continuation of his salary and benefits. Our offer letter to Brian McCormack provides that, in the event of a change in control of Avici, all of his options will become fully vested. Further, if Mr. McCormack is involuntarily terminated for any reason other than gross misconduct, he will receive a severance payment of $200,000.

Benefit Plans

  1997 Stock Incentive Plan. Our 1997 Stock Incentive Plan, or 1997 Stock Plan, was adopted by the board of directors in June 1997 and approved by the stockholders in March 1998. The 1997 Stock Plan authorizes grants of restricted stock, stock options and other stock-based awards. A maximum of 15,776,250 shares of common stock are authorized to be issued pursuant to the 1997 Stock Plan. Our officers, employees, directors, consultants and advisors are eligible to receive awards under the 1997 Stock Plan.

  The compensation committee of our board of directors administers the 1997 Stock Plan. The compensation committee has the authority to select the recipients of awards and determine the number of shares of common stock covered by options, the dates upon which options become exercisable, the exercise price of options, the duration of options, the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

  In the event of a merger or other acquisition event, our board of directors is authorized to provide for outstanding awards to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors may provide that all unexercised options will become exercisable in full prior to the completion of the event and that all options will terminate upon the completion of the event if not previously exercised.

  The compensation committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 1997 Stock Plan, so long as the amendment, modification or termination would not materially and adversely affect the holder of such award. The compensation committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 1997 Stock Plan shall be free of some or all restrictions.

  As of May 15, 2000, options to purchase an aggregate of 5,855,990 shares of our common stock at a weighted average exercise price of $3.23 per share were outstanding under the 1997 Stock Plan and 7,930,029 shares were available for future grant under the 1997 Stock Plan. Upon the closing of this offering, no additional grants of stock options or other awards will be made under the 1997 Stock Plan.

  2000 Stock Option and Incentive Plan. Our 2000 Stock Option and Incentive Plan, or 2000 Stock Option Plan, was adopted by our board of directors in May 2000 and approved by our stockholders in July 2000. Any shares of common stock not issued under our 1997 Stock Plan on or before the date of this offering or shares of common stock subject to options outstanding on the date of this offering that have been forfeited or terminated will be available for issuance under the 2000 Stock Option Plan. The maximum number of shares with respect to which awards may be granted to any employee under the 2000 Stock Option Plan shall not exceed 500,000 shares of common stock during any calendar year.

  The 2000 Stock Option Plan provides for the grant of stock-based awards to our employees, officers, directors, consultants and advisors. Under the 2000 Stock Option Plan, we may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to our employees.

  The 2000 Stock Option Plan is administered by the compensation committee. Subject to the provisions of the 2000 Stock Option Plan, the compensation committee has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock subject to the award. Payment of the exercise price of an award may be made in cash or, if approved by the compensation committee, shares of common stock, a combination of cash and stock, a promissory note or by any other method approved by the compensation committee. Unless otherwise permitted by the compensation committee, awards are not assignable or transferable except by will or the laws of descent and distribution, and, during the participant's lifetime, may be exercised only by the participant.

  The compensation committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 2000 Stock Option Plan, so long as the amendment, modification or termination would not materially and adversely affect the holder of the award. The compensation committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2000 Stock Option Plan shall be free of some or all restrictions.

  2000 Employee Stock Purchase Plan. Our 2000 Employee Stock Purchase Plan, or 2000 Employee Plan, was adopted by our board of directors in May 2000 and approved by our stockholders in July 2000. The 2000 Employee Plan authorizes the issuance of up to a total of 750,000 shares of our common stock to participating employees. On January 1 of each year, commencing with January 1, 2001, the aggregate number of shares available for purchase under the 2000 Employee Plan will automatically increase by the number of shares necessary to cause the total number of shares then available for purchase to be 750,000 shares.

  The 2000 Employee Plan contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four consecutive six-month purchase periods. The offering periods generally start on the first trading day on or after July 1 and January 1 of each year. However, the first such purchase and offering periods will commence on the first trading day of the common stock in this offering and end on the last trading day on or before December 31, 2000 and June 30, 2002, respectively.

  All of our employees, including directors who are employees, and all employees of any participating subsidiaries whose customary employment is more than 20 hours per week and for more than five months in a calendar year and who have been employed by us for at least seven calendar days prior to enrolling are eligible to participate in the 2000 Employee Plan. Employees who would immediately after their purchase own five percent or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate.

  To participate in the 2000 Employee Plan, an employee must authorize us to deduct from one to ten percent of his or her compensation, including base pay or salary and any overtime, bonuses or commissions paid during the offering period. Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 Employee Plan is 85% of the lower of the fair market value of the common stock (i) at the beginning of the offering period or (ii) at the end of the purchase period, whichever is lower, with the option price at the beginning of the first offering period equal to 85% of the initial public offering price. No employee may purchase common stock in excess of $25,000 in any calendar year. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date that have not been used to purchase shares of common stock. Participation ends automatically upon termination of employment.

  2000 Non-Employee Director Stock Option Plan. Our 2000 Non-Employee Director Stock Option Plan, or Director Plan, was adopted by the board of directors in May 2000 and approved by our stockholders in July 2000. The Director Plan becomes effective on the date of this offering. A total of 400,000 shares of common stock have been authorized for issuance under the Director Plan. On January 1 of each year, commencing with January 1, 2001, the aggregate number of shares available for grant under the Director Plan will automatically increase by the number of shares necessary to cause the total number of shares then available for grant to be 400,000 shares.

  The Director Plan is administered by the compensation committee. Under the Director Plan, each non-employee director who is or becomes a member of the board of directors prior to this offering is automatically granted on the date on which the common stock becomes registered under the Exchange Act an initial option to purchase 40,000 shares of common stock with an exercise price equal to the initial public offering price per share, which will vest in four equal installments over four years. Ms. Hapka has already received her initial grant under the 1997 Stock Plan. Each non-employee director who becomes a member of the board of directors after the date of this offering will be automatically granted on the date first elected to the board of directors an option to purchase 35,000 shares of common stock, which will vest in four equal installments over four years. In addition, provided that the director continues to serve as a member of the board of directors, each non-employee director will be automatically granted on the date of each annual meeting of stockholders following his or her initial option grant date an option to purchase 15,000 shares of common stock, 5,000 shares of which will vest immediately and 10,000 shares of which will vest in four equal installments over four years. All options granted under the Director Plan will have an exercise price equal to the fair market value of the common stock on the date of grant and a term of ten years from the date of grant. Unvested options terminate when the director ceases to be a director for any reason other than death or permanent disability. Vested options may be exercised at any time during the option term. The term of the Director Plan is ten years, unless sooner terminated by vote of the board of directors. No options have been granted under the Director Plan.

  401(k) Plan. We maintain an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by 15% annual salary or up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. To date, we have not made any matching contributions to the 401(k) plan.

                             CERTAIN TRANSACTIONS

Preferred Stock Issuances

  Since inception in November 1996, we have issued and sold shares of redeemable convertible preferred stock to the following persons and entities who are our executive officers, directors or beneficial owners of more than 5% of our outstanding capital stock. Upon the closing of this offering, each outstanding share of redeemable convertible preferred stock will convert into one share of common stock. You should refer to "Principal Stockholders" for more detail on shares of our common stock held by these purchasers and their affiliations with our directors and officers. Three of our directors, Bandel
L. Carano, James Mongiello and James R. Swartz, are affiliates of holders of greater than 5% of our common stock.

                                      Series C- Series C-            Series D-
                  Series A  Series B      1         2     Series C-3     1     Series D-2 Series D-3 Series E  Series F
                  Preferred Preferred Preferred Preferred Preferred  Preferred Preferred  Preferred  Preferred Preferred
Investor            Stock     Stock     Stock     Stock     Stock      Stock     Stock      Stock      Stock     Stock
--------          --------- --------- --------- --------- ---------- --------- ---------- ---------- --------- ---------
Surya R.
 Panditi........              100,000                                   13,800    4,200      2,000
Paul F.
 Brauneis.......                                                                                                 5,000
Catherine
 Hapka..........                                                                                                33,334
James
 Mongiello......                                                                                                10,000
Nortel Networks
 Inc. ..........                      3,450,000 1,050,000  500,000   1,007,124  306,516    145,960
Accel Partners..  1,750,000 2,275,000                                  339,963  103,467     49,270    370,535
Brentwood
 Venture Capital
 ...............            3,150,000                                  266,064   80,976     38,560    289,984
Oak Investment
 Partners ......            3,150,000                                  266,064   80,976     38,560    289,984

  Series A Financing. On November 22, 1996, we issued an aggregate of 1,750,000 shares of Series A preferred stock to Accel V L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors '96 L.P. and Ellmore C. Patterson Partners. The per share purchase price for our Series A preferred stock was $0.29.

  Series B Financing. On May 14, 1997 and July 31, 1997, we issued an aggregate of 10,517,000 shares of Series B preferred stock to 26 investors, including Surya R. Panditi, Accel V L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors '96 L.P., Ellmore C. Patterson Partners, Brentwood Associates VII, L.P., Brentwood Affiliates Fund L.P., Oak Investment Partners VII, L.P. and Oak VII Affiliates Fund, L.P. The per share purchase price for our Series B preferred stock was $1.00.

  Series C Financing. On January 28, 1998, we issued an aggregate of 3,450,000 shares of Series C-1 preferred stock to Nortel Networks Inc. The per share purchase price for our Series C-1 preferred stock was $4.30.

  On June 18, 1998, we issued an aggregate of 1,050,000 shares of Series C-2 preferred stock to Nortel Networks Inc. The per share purchase price for our Series C-2 preferred stock was $6.00.

  On June 3, 1999, we issued an aggregate of 500,000 shares of Series C-3 preferred stock to Nortel Networks Inc. The per share purchase price for our Series C-3 preferred stock was $8.00.

  Series D Financing. On March 31, 1998 and June 18, 1998, we issued an aggregate of 3,745,665 shares of Series D-1 preferred stock to 39 investors, including Surya R. Panditi, Accel V L.P., Accel Internet/Strategic Technology Fund L.P., Nortel Networks Inc., Accel Keiretsu V L.P., Accel Investors '96 L.P., Ellmore C. Patterson Partners, Brentwood Associates VII, L.P., Brentwood Affiliates Fund, Oak Investment Partners VII, L.P. and Oak VII Affiliates Fund, L.P. The per share purchase price for our Series D-1 preferred stock was $4.30.

  On June 18, 1998, we issued an aggregate of 1,139,985 shares of Series D-2 preferred stock to 39 investors, including Surya R. Panditi, Accel V L.P., Accel Internet/Strategic Technology Fund L.P., Nortel Networks Inc., Accel Keiretsu V L.P., Accel Investors '96 L.P., Ellmore C. Patterson Partners, Brentwood Associates VII, L.P., Brentwood Affiliates Fund, Oak Investment Partners VII, L.P. and Oak VII Affiliates Fund, L.P. The per share purchase price for our Series D-2 preferred stock was $6.00.

  On March 31, 1999, we issued an aggregate of 542,850 shares of Series D-3 preferred stock to 39 investors, including Surya R. Panditi, Accel V L.P., Accel Internet/Strategic Technology Fund L.P., Nortel Networks Inc., Accel Keiretsu V L.P., Accel Investors '96 L.P., Ellmore C. Patterson Partners, Brentwood Associates VII, L.P., Brentwood Affiliates Fund, Oak Investment Partners VII, L.P. and Oak VII Affiliates Fund, L.P. The per share purchase price for our Series D-3 preferred stock was $8.00.

  Series E Financing. On September 2, 1999 and October 7, 1999, we issued an aggregate of 7,185,627 shares of Series E preferred stock to 41 investors, including Accel V L.P., Accel Internet/Strategic Technology Fund L.P., Accel Keiretsu V L.P., Accel Investors '96 L.P., Ellmore C. Patterson Partners, Brentwood Associates VII, L.P., Brentwood Affiliates Fund, Oak Investment Partners VII, L.P. and Oak VII Affiliates Fund, L.P. Enron Communications Investment Corp., an affiliate of Enron Broadband Services, purchased 598,802 shares of Series E preferred stock. The per share purchase price for our Series E preferred stock was $8.35.

  Series F Financing. On April 24, 2000 and May 5, 2000, we issued an aggregate of 2,969,769 shares of Series F preferred stock to 23 investors, including Paul Brauneis and Dorothy F. Brauneis, JTROS, Catherine Hapka and James Mongiello. Enron Communications Investment Corp. purchased 333,334 shares of Series F preferred stock and Williams Communications, Inc. purchased 600,000 shares of Series F preferred stock. The per share purchase price for our Series F preferred stock was $15.00. Each of Enron Broadband Services and Williams Communications, Inc. are customers conducting field trials of the TSR.

Agreements with Nortel

  On January 28, 1998, we entered into each of a Distribution Agreement, Technology License Agreement and Assistance Agreement with Nortel Networks Inc. (formerly known as Northern Telecom Inc.), or Nortel, to provide for technology and marketing collaboration. All of these agreements were terminated on August 26, 1999 pursuant to an Omnibus Agreement. Pursuant to this Omnibus Agreement, Nortel granted to us a non-exclusive license to intellectual property rights related to the development, manufacture, marketing, sale and support of our product. Nortel also agreed to act as a systems integrator for our products with mutually agreed upon customers. In 1999, we paid Nortel a total of approximately $5.2 million for technical assistance and other consulting activities and approximately $354,000 for the supply of components, and Nortel paid us approximately $815,000 for equipment.

  In May 1999, we entered into a EMC Module Supply Agreement with Nortel, pursuant to which Nortel agreed to manufacture and assemble EMC modules for use in the TSR in accordance with our forecasts and purchase orders issued by us. During the initial 18-month term of the agreement, we agreed to purchase a minimum number of EMC enclosure piece part sets for an aggregate purchase price of approximately $80,000, and in the event the agreement is renewed for a second 18-month term, we likewise agreed to purchase a minimum number of EMC enclosure piece part sets. The agreement allows us, for a one-time payment, to license the design for manufacture by a party of our choice. The EMC Module Supply Agreement has a term of 18 months, and is not terminable by either party during that period except for material breach. The agreement is then renewable with the agreement of both parties as to pricing, for a second 18-month term, and renews thereafter for successive one-year periods unless either party provides at least 90 days notice prior to the end of a term as to its decision not to renew the agreement. Either party may terminate the agreement for convenience upon 90 days prior written notice, subject to reimbursement by us of various costs incurred by Nortel if terminated by us, or forfeiture by Nortel of various costs if terminated by Nortel.

  The terms of all agreements with Nortel were negotiated at arms length.

  All future transactions, including loans between us and our officers, directors and principal stockholders and their affiliates will be approved by a majority of the disinterested directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of our common stock as of May 15, 2000, by:

  . each person who owns beneficially more than 5% of the outstanding shares of our common stock;

  .   each of our directors and the Named Executive Officers; and

  .   all of our directors and executive officers as a group.

  There were 39,037,767 shares of common stock deemed outstanding as of May 15, 2000, after giving effect to the conversion of all shares of redeemable convertible preferred stock into common stock. The number of shares of common stock deemed outstanding after this offering includes the 7,000,000 shares that are being offered for sale by us in this offering. The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and are not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock that the stockholder has sole or shared voting or investment power and any shares of common stock that the stockholder has the right to acquire within 60 days after May 15, 2000 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of common stock. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person or entity listed below is c/o Avici Systems Inc., 101 Billerica Avenue, North Billerica, Massachusetts 01862.

                                                   Percentage of Common
                                       Number of    Stock Outstanding
                                         Shares    ------------------------
                                      Beneficially   Before        After
Name and Address of Beneficial Owner     Owned      Offering      Offering
------------------------------------  ------------ ----------    ----------
Executive Officers and Directors
Surya R. Panditi(1)..................   1,120,000           2.9%          2.4%
Paul F. Brauneis(2)..................      18,020             *             *
Christopher W. Gunner(3).............     193,645             *             *
Brian McCormack(4)...................      43,749             *             *
Henry Zannini(5).....................     707,275           1.8           1.5
Bandel L. Carano(6)..................   3,825,584           9.8           8.3
Stephen M. Diamond(7)................   1,525,150           3.9           3.3
Catherine M. Hapka...................      33,334             *             *
Richard T. Liebhaber.................     100,000             *             *
James Mongiello(8)...................      10,000             *             *
James R. Swartz(9)...................   4,888,235          12.5          10.6
All Executive Officers and Directors   12,464,992          31.8          26.9
 as a Group (11 persons).............
Five Percent (5%) Stockholders
Nortel Networks Inc. ................   6,459,600          16.6          14.0
 200 Athens Way
 Nashville, TN 37228
Accel Partners(10)...................   4,888,235          12.5          10.6
 428 University Avenue
 Palo Alto, CA 94301
Brentwood Venture Capital(11)........   3,825,584           9.8           8.3
 11150 Santa Monica Boulevard,
 Suite 1200
 Los Angeles, CA 90025
Oak Investment Partners(12)..........   3,825,584           9.8           8.3
 535 University Avenue,
 Suite 130
 Palo Alto, CA 94301

--------
 *  Less than 1%.
(1) Includes 40,000 shares held by Mr. Panditi's wife, 10,000 shares held in trust for Mr. Panditi's daughter, and 150,000 shares issuable upon exercise of options within 60 days of May 15, 2000.
(2) Includes 5,000 shares held by Paul F. Brauneis and Dorothy F. Brauneis, JTROS, and 13,020 shares issuable upon exercise of options within 60 days of May 15, 2000.
(3) Includes 18,645 shares issuable upon exercise of options within 60 days of May 15, 2000.
(4) Includes 43,749 shares issuable upon exercise of options within 60 days of May 15, 2000.
(5) Includes 7,275 shares owned by Mr. Zannini's wife.
(6) Consists of 3,731,856 shares held by Oak Investment Partners VII, L.P. and 93,728 shares held by Oak VII Affiliates Fund, L.P. Oak Associates VII, L.L.C. is the general partner of Oak Investment Partners VII, L.P. Oak VII Affiliates Fund, L.L.C. is the general partner of Oak VII Affiliates Fund, L.P. Mr. Carano is a managing member of Oak Associates VII, L.L.C. and Oak VII Affiliates Fund, L.L.C. Mr. Carano disclaims beneficial ownership of shares owned by these entities except to the extent of his pecuniary interest therein.
(7) Consists of 79,497 shares held by Sprout Venture Capital, L.P., 1,324,958 shares held by Sprout Capital VIII, L.P., 116,275 shares held by DLJESC II, L.P. and 4,420 shares held by DLJ Capital Corporation. DLJ Capital Corporation is the general partner of Sprout Venture Capital, L.P. and Sprout Capital VIII, L.P. DLJ LBO Plans Management Corp. is the general partner of DLJ ESC II, L.P. Mr. Diamond is a general partner of Sprout Capital. Mr. Diamond disclaims beneficial ownership of the shares owned by the DLJ and Sprout entities except to the extent of his pecuniary interest therein.
(8) Excludes 3,672,561 shares held by Brentwood Associates VII, L.P. and 153,023 shares held by Brentwood Affiliates Fund, L.P. Brentwood VII Ventures, L.P. is the general partner of Brentwood Associates VII, L.P. and Brentwood Affiliates Fund, L.P. Mr. Mongiello does not have sole or shared voting or investment power with respect to the shares owned by the Brentwood entities.
(9) Consists of 3,939,918 shares held by Accel V L.P., 527,930 shares held by Accel Internet/Strategic Technology Fund L.P., 78,210 shares held by Accel Keirutsu V L.P., 234,635 shares held by Accel Investors '96 L.P., and 107,542 shares held by Ellmore C. Patterson Partners. Accel V Associates L.L.C. is the general partner of Accel V L.P. Accel Internet/Strategic Technology Fund Associates L.L.C. is the general partner of Accel Internet/Strategic Technology Fund L.P. Accel Keiretsu V Associates L.L.C. is the general partner of Accel Keiretsu V L.P. Arthur C. Patterson, a general partner of Accel Investors '96 L.P., is the sole general partner of Ellmore C. Patterson Partners. James R. Swartz, is a general partner of Accel Investors '96 L.P. and Accel Partners and a managing member of Accel V Associates L.P., Accel Internet/Strategic Technology Fund Associates L.L.C. and Accel Keiretsu V Associates LLC. Mr. Swartz disclaims beneficial ownership of the shares owned by the Accel entities except to the extent of his pecuniary interest therein, except for Ellmore C. Patterson Partners, for which he completely disclaims ownership since he has no economic interest therein or voting powers.
(10) Consists of 3,939,918 shares held by Accel V L.P., 527,930 shares held by Accel Internet/Strategic Technology Fund L.P., 78,210 shares held by Accel Keirutsu V L.P., 234,635 shares held by Accel Investors '96 L.P., and 107,542 shares held by Ellmore C. Patterson Partners. Accel V Associates L.L.C. is the general partner of Accel V L.P. Accel Internet/Strategic Technology Fund Associates L.L.C. is the general partner of Accel Internet/Strategic Technology Fund L.P. Accel Keiretsu V Associates L.L.C. is the general partner of Accel Keiretsu V L.P. Arthur
     C. Patterson, a general partner of Accel Investors '96 L.P., is the sole general partner of Ellmore C. Patterson Partners.
(11) Consists of 3,672,561 shares held by Brentwood Associates VII, L.P. and 153,023 shares held by Brentwood Affiliates Fund, L.P. Brentwood VII Ventures, L.P. is the general partner of Brentwood Associates VII, L.P. and Brentwood Affiliates Fund, L.P.
(12) Consists of 3,731,856 shares held by Oak Investment Partners VII, L.P. and 93,728 shares held by Oak VII Affiliates Fund, L.P. Oak Associates VII, L.L.C. is the general partner of Oak Investment Partners VII, L.P. Oak VII Affiliates Fund, L.L.C. is the general partner of Oak VII Affiliates Fund, L.P.

                         DESCRIPTION OF CAPITAL STOCK

  After this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of May 15, 2000, there were outstanding:

  . 39,037,767 shares of common stock held by 195 stockholders of record, assuming the conversion into common stock of all outstanding shares of redeemable convertible preferred stock, and

  . options to purchase an aggregate of 5,855,990 shares of common stock and warrants for the purchase of an aggregate of 275,000 shares of Series B convertible preferred stock.

  Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the shares of common stock offered by us in this offering, there will be 46,037,767 shares of common stock outstanding upon the closing of this offering.

  The following summary describes the material terms of our securities, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and provisions of applicable law.

Common Stock

  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Avici, the holders of common stock are entitled to receive ratably the net assets of Avici available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

  Under the terms of our amended and restated certificate of incorporation to be filed as of the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

  The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. We have no present plans to issue any shares of preferred stock.

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects

  We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to some exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our outstanding voting stock, other than interested stockholders prior to the time our common stock was listed on the Nasdaq National Market.

  The amended and restated certificate of incorporation and amended and restated by-laws to be effective on the closing of this offering provide:

  . that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

  . that directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the shares of our capital stock entitled to vote; and

  . that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

  The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, us.

  The amended and restated certificate of incorporation and amended and restated by-laws also provide that, after the closing of this offering:

  . any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

  . special meetings of the stockholders may only be called by the chairman of the board of directors, the president or by a majority of the board of directors.

  Our amended and restated by-laws provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because this person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

  Delaware corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally our amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. To amend our amended and restated by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors requires the affirmative vote of the holders of at least two-thirds of the shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

Limitation of Liability and Indemnification

  Our amended and restated certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, except to the extent otherwise required by Delaware law.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because we do not expect any shares to be available for sale for at least ninety (90) days after the date of this prospectus due to the contractual restrictions on resale described in the section entitled "Underwriting" and the legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

  Upon completion of this offering, we will have outstanding 46,037,767 shares of common stock, based upon the number of shares outstanding as of May 15, 2000 and assuming no exercise of outstanding options or warrants. Of these shares, the 7,000,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates, as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining 39,037,767 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

  All of these remaining shares of common stock will be subject to the lock-up agreements described in the section entitled "Underwriters." In accordance with the terms of the lock-up agreements, these shares may not be transferred or disposed of, directly or indirectly, for 180 days after the date of this prospectus. However, the lock-up agreements for stockholders other than our directors and executive officers provide that if the last reported sale price of our common stock is at least two times the initial public offering price per share for each of the 20 trading days preceding the 90th day after the date of this prospectus, then twenty five percent (25%) of these shares will be released from the 180-day restrictions. This early release will occur: (a) on the 90th day after the date of this prospectus if we make a public release of our quarterly or annual results during the period beginning on the eleventh trading day after the date of this prospectus and ending on the day prior to the 90th day after the date of this prospectus or (b) otherwise, on the second trading day after the first public release of our quarterly or annual results occurring on or after the 90th day after the date of this prospectus. If the conditions specified above are not met then, upon the expiration of the lock-up agreements and subject to the provisions of Rule 144 and Rule 701, these restricted shares will be available for sale in the public market 180 days after the date of this prospectus. In addition, holders of stock options could, subject to compliance with the lock-up agreements, exercise their options and sell the shares of common stock issued upon exercise as described below under "Stock Options."

Rule 144

  In general, under Rule 144 as currently in effect, beginning ninety (90) days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     (1) one percent of the number of shares of common stock then outstanding, which will equal approximately 460,000 shares immediately after this offering; or

     (2) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

  The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period.

  In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

  In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares ninety (90) days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

  No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock Options

  At May 15, 2000, approximately 737,394 shares of common stock were issuable pursuant to immediately exercisable options granted under our 1997 Stock Incentive Plan, which shares are subject to lock-up agreements with the Underwriters.

  We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable following the date of this prospectus to register all shares of common stock issuable under our stock plans, including the shares of common stock subject to outstanding options as of May 15, 2000. This registration statement is expected to become effective upon filing.

Registration Rights

  Immediately after the completion of this offering, the holders of approximately 34,775,896 shares of our common stock will be entitled to rights with respect to the registration of those shares under the Securities Act, as described below. We also intend to offer registration rights to Williams and Enron in connection with our private placement substantially identical to those described below. The registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. The rights described below terminate five years after the completion of this offering.

  Demand Registration Rights. At any time (i) after August 13, 2002, the holders of at least a majority of the outstanding shares of our common stock issued upon conversion of all classes of our outstanding preferred stock and not previously registered under the Securities Act or sold under Rule 144 or
(ii) after 180 days following this offering, certain holders, including Nortel Networks, Amerindo Technology Growth Fund II and Litton Master Trust, holding an aggregate of 7,479,623 shares of common stock after this offering, can request that we register at our expense all or a portion of their shares on a
(x) Form S-1 Registration Statement so long as the total offering price of the shares to the public is at least $10,000,000 or (y) Form S-3 Registration Statement so long as the total offering price of the shares to the public is at least $2,500,000. We are required to file no more than two registration statements in response to the demand registration rights described in clause

(i) above and no more than three registration statements in response to the demand registration rights described in clause (ii) above. In addition, we are not required to effect any other registration pursuant to these demand rights within 180 days of any underwritten offering of our shares of common stock. We are also not required to register more than one Form S-3 Registration Statement in any one-year period. We may postpone the filing of any registration statement pursuant to these demand rights for up to 120 days if we are engaged in any activity, including a proposed registration of our shares of common stock, that we determine would be adversely affected by the requested registration to our material detriment.

  Piggyback Registration Rights. If we register any of our securities for public sale, either for our own account or for the account of any holder of our securities, the holders of our of common stock issued upon conversion of all classes of our outstanding preferred stock will have the right to include their shares of common stock in this registration at our expense. This right, however, does not apply to a registration statement relating to any of our employee benefit plans or to a corporate reorganization. If marketing reasons dictate, the managing underwriter of any underwritten offering will have the right to limit the number of shares of common stock that these holders include in any registration statement.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Lehman Brothers Inc. and UBS Warburg LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                       Number of
      Name                                                              Shares
      ----                                                             ---------
      Morgan Stanley & Co. Incorporated............................... 2,945,000
      J.P. Morgan Securities Inc. .................................... 1,085,000
      Lehman Brothers Inc. ........................................... 1,085,000
      UBS Warburg LLC................................................. 1,085,000
      Dain Rauscher Wessels...........................................   100,000
       A Division of Dain Rauscher
      First Union Securities, Inc. ...................................   100,000
      FleetBoston Robertson Stephens Inc. ............................   100,000
      Jefferies & Company, Inc. ......................................   100,000
      Edward D. Jones & Co., L.P. ....................................   100,000
      Brad Peery Inc. ................................................   100,000
      U.S. Bancorp Piper Jaffray......................................   100,000
      Thomas Weisel Partners LLC......................................   100,000
                                                                       ---------
        Total......................................................... 7,000,000
                                                                       =========

  The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered in this offering are subject to the approval of various legal matters by their counsel and to various other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any such shares are taken.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price set forth on the cover page and part to dealers at a price that represents a concession not in excess of $1.31 a share under the initial public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,050,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to various conditions, to purchase approximately the same percentage of the additional shares of common stock as the number set forth next to the name of that underwriter in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters exercise the option in full, the total price to the public would be $249.6 million, the total underwriters' discounts and commissions would be $17.5 million and total proceeds to us would be $232.1 million before deducting estimated offering expenses.

  At our request, the underwriters have reserved up to 900,000 shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, customers and other business associates. We cannot assure you that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

  Avici and each of its directors, officers, and other securityholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise. If the last reported sale price of our common stock on the Nasdaq National Market is at least two times the initial public offering price per share for each of the 20 trading days preceding the 90th day after the date of this prospectus, then twenty five percent (25%) of the shares, or options to purchase shares, of common stock held by securityholders other than our directors and officers and subject to the 180-day restriction described above will be released from this restriction. This early release will occur: (a) on the 90th day after the date of this prospectus if we make a public release of our quarterly or annual results during the period beginning on the eleventh trading day after the date of this prospectus and ending on the day prior to the 90th day after the date of this prospectus or (b) otherwise, on the second trading day after the first public release of our quarterly or annual results occurring on or after the 90th day after the date of this prospectus.

  The restrictions described in the preceding paragraph do not apply to:

  .  the sale of shares of common stock to the underwriters;

  . the issuance of shares of common stock by us upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . the sale of shares of common stock or the grant of an option to purchase common stock under our stock plans described in the prospectus, so long as the purchaser or optionholder agrees to execute a lock-up agreement covering the shares issued or the shares issuable upon exercise of the option; and

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering.

Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time and without prior written notice or announcement, release all or any portion of shares subject to the lock-up agreements.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

  Our common stock has been approved for listing on the Nasdaq National Market under the symbol "AVCI."

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  In September 1999, we sold shares of our Series E convertible preferred stock in a private placement. As part of this private placement, funds managed by and invested in by J.P. Morgan Investment Management Inc., an affiliate of J.P. Morgan Securities Inc., purchased an aggregate of 1,197,605 shares of Series E convertible preferred stock, which are convertible into 1,197,605 shares of common stock, for approximately $10,000,001, or $8.35 per share. In April 2000, we sold shares of Series F convertible preferred stock in a private placement. As part of this private placement, the same funds purchased an aggregate of 100,000 shares of Series F convertible preferred stock, which are convertible into 100,000 shares of common stock, for approximately $1,500,000, or $15.00 per share. Pursuant to the requirements of the National Association of Securities Dealers, Inc., the funds have agreed not to sell, transfer or assign these shares of Series F convertible preferred stock or the shares of common stock issuable upon conversion of these shares for one year after the date of this prospectus, or such less time as prescribed by the National Association of Securities Dealers, Inc. The funds purchased these shares on the same terms as the other investors in these private placements.

Pricing of the Offering

  Prior to this offering, there has been no public market for the shares of common stock. Consequently, the initial public offering price for the shares of common stock was determined by negotiations between Avici and the representatives of the underwriters. The material factors considered in determining the initial public offering price were the future prospects of Avici and its industry in general, sales, operating results and certain other financial information of Avici in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and the financial and operating information of companies engaged in activities similar to those of Avici.

                                 LEGAL MATTERS

  The validity of the shares of common stock we are offering will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. As of the date of this prospectus, Testa, Hurwitz & Thibeault, LLP beneficially owns 6,667 shares of our common stock under the name High Street Investors 2000. Legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

  The audited financial statements of Avici Systems Inc. as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

  Washington, D.C.          New York, New York      Chicago, Illinois
  Room 1024, Judiciary      Seven World Trade       500 West Madison
  Plaza                     Center                  Street
  450 Fifth Street,         Suite 1300              Suite 1400
  N.W.                      New York, New York      Chicago, Illinois
  Washington, D.C.,         10048                   60661
  20549

  You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the Commission at http://www.sec.gov.

  We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

                               AVICI SYSTEMS INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Public Accountants................................. F-2

Balance Sheets........................................................... F-3

Statements of Operations................................................. F-4

Statements of Redeemable Convertible Preferred Stock and Stockholders'
 Equity (Deficit)........................................................ F-5

Statements of Cash Flows................................................. F-6

Notes to Financial Statements............................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Avici Systems Inc.:

We have audited the accompanying balance sheets of Avici Systems Inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avici Systems Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Boston, Massachusetts
February 25, 2000

                               AVICI SYSTEMS INC.

                                 BALANCE SHEETS

                                                                     Pro Forma
                                December 31,                         March 31,
                          --------------------------   March 31,        2000
                              1998          1999          2000       Note 1(n)
                          ------------  ------------  ------------  ------------
                                                      (Unaudited)   (Unaudited)
ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 23,191,943  $ 34,242,471  $ 24,083,330  $ 64,579,865
 Investments............           --     13,674,979     7,700,209     7,700,209
 Inventories............           --      3,632,518     7,017,628     7,017,628
 Trade accounts
  receivable............           --        598,800       208,500       208,500
 Prepaid expenses and
  other current assets..       251,282       269,751       808,480       808,480
                          ------------  ------------  ------------  ------------
  Total current assets..    23,443,225    52,418,519    39,818,147    80,314,682
                          ------------  ------------  ------------  ------------
Property and equipment,
 at cost:
 Equipment under capital
  lease.................     6,373,578    10,774,032    10,801,632    10,801,632
 Computer equipment.....     2,120,642     2,236,936     3,063,865     3,063,865
 Leasehold
  improvements..........       607,619       732,180       744,793       744,793
 Furniture and
  fixtures..............        66,837        68,138        73,686        73,686
                          ------------  ------------  ------------  ------------
                             9,168,676    13,811,286    14,683,976    14,683,976
 Less--Accumulated
  depreciation and
  amortization..........     1,579,219     4,726,776     5,718,967     5,718,967
                          ------------  ------------  ------------  ------------
                             7,589,457     9,084,510     8,965,009     8,965,009
                          ------------  ------------  ------------  ------------
Other assets:
 Restricted cash........       228,000       188,000       188,000       188,000
 Other asset............           --        100,000       100,000       100,000
 Deferred financing
  costs.................        98,000        48,000        35,500        35,500
                          ------------  ------------  ------------  ------------
  Total other assets....       326,000       336,000       323,500       323,500
                          ------------  ------------  ------------  ------------
                          $ 31,358,682  $ 61,839,029  $ 49,106,656  $ 89,603,191
                          ============  ============  ============  ============
LIABILITIES, REDEEMABLE
 CONVERTIBLE PREFERRED
 STOCK AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
 Current maturities of
  long-term
  obligations...........  $  1,796,976  $  2,968,490  $  3,268,351  $  3,268,351
 Accounts payable.......     3,219,679     5,833,367     4,631,994     4,631,994
 Accrued expenses.......       604,826     1,000,017     1,566,835     1,566,835
 Deferred revenue.......           --      1,753,400     3,862,900     3,862,900
                          ------------  ------------  ------------  ------------
  Total current
   liabilities..........     5,621,481    11,555,274    13,330,080    13,330,080
                          ------------  ------------  ------------  ------------
Long-term obligations,
 less current
 maturities.............     5,520,715     6,390,264     5,246,071     5,246,071
                          ------------  ------------  ------------  ------------
Commitments (Note 6)
Redeemable convertible
 preferred stock, $0.01
 par value:
 Authorized--30,156,127
  shares
 Issued and
  outstanding--
  21,652,650 shares at
  December 31, 1998,
  29,881,127 shares at
  December 31, 1999 and
  29,881,127 shares at
  March 31, 2000; none
  authorized, issued and
  outstanding, pro
  forma.................    55,098,270   123,441,055   123,441,055           --
                          ------------  ------------  ------------  ------------
Warrants to purchase
 Series B redeemable
 convertible preferred
 stock..................       198,000       198,000       198,000           --
                          ------------  ------------  ------------  ------------
Stockholders' equity
 (deficit):
 Preferred stock, $0.01
  par value--
  Authorized--5,000,000
  shares Issued and
  outstanding--none,
  actual and pro forma..           --            --            --            --
 Common stock, $0.0001
  par value--
  Authorized--50,000,000
  shares
 Issued and
  outstanding--5,903,112
  shares at December 31,
  1998, 6,053,698 shares
  at December 31, 1999,
  6,098,888 shares at
  March 31, 2000 and
  38,949,784 pro forma..           590           606           610         3,895
 Additional paid-in
  capital...............       675,510    11,475,243    22,751,208   190,735,513
 Common stock warrants..           --            --            --        198,000
 Subscriptions
  receivable............      (175,000)     (215,000)     (286,031)     (286,031)
 Deferred compensation..           --     (7,428,874)  (15,316,542)  (15,316,542)
 Accumulated deficit....   (35,580,884)  (83,577,539) (100,257,795) (104,307,795)
                          ------------  ------------  ------------  ------------
  Total stockholders'
   equity (deficit).....   (35,079,784)  (79,745,564)  (93,108,550)   71,027,040
                          ------------  ------------  ------------  ------------
                          $ 31,358,682  $ 61,839,029  $ 49,106,656  $ 89,603,191
                          ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                               AVICI SYSTEMS INC.

                            STATEMENTS OF OPERATIONS

                                                                   Three Months Ended March
                               Years Ended December 31,                      31,
                         ---------------------------------------  ---------------------------
                            1997          1998          1999          1999           2000
                         -----------  ------------  ------------  -------------  ------------
                                                                         (Unaudited)
Net revenues............ $       --   $        --   $        --   $         --   $    504,000
Cost of revenues........         --            --            --             --        429,125
                         -----------  ------------  ------------  -------------  ------------
    Gross margin........         --            --            --             --         74,875
Operating expenses:
  Research and
   development(1).......   4,168,617    27,357,222    36,821,219      8,002,234    11,335,363
  Sales and
   marketing(1).........         --      1,630,133     5,601,384        915,307     1,748,192
  General and
   administrative(1)....     857,716     2,010,043     3,040,732        735,564       756,529
  Stock-based
   compensation.........     324,845        60,062     3,170,549        447,053     3,192,301
                         -----------  ------------  ------------  -------------  ------------
    Total operating
     expenses...........   5,351,178    31,057,460    48,633,884     10,100,158    17,032,385
                         -----------  ------------  ------------  -------------  ------------
Loss from operations....  (5,351,178)  (31,057,460)  (48,633,884)   (10,100,158)  (16,957,510)
Interest income.........     271,877     1,300,728     1,532,751        231,934       474,206
Interest expense........     (84,303)     (360,840)     (688,795)      (166,952)     (196,952)
                         -----------  ------------  ------------  -------------  ------------
Net loss................ $(5,163,604) $(30,117,572) $(47,789,928) $(10,035,176)  $(16,680,256)
                         ===========  ============  ============  =============  ============
Net loss per share:
  Basic and diluted..... $    (34.71) $     (19.05) $     (13.99) $       (3.61) $      (3.68)
                         ===========  ============  ============  =============  ============
  Pro forma basic and
   diluted..............                            $      (1.58)                $      (0.46)
                                                    ============                 ============
Weighted average common
 shares used in
 computing net loss per
 share:
  Basic and diluted.....     148,785     1,581,038     3,416,534      2,782,114     4,536,051
                         ===========  ============  ============  =============  ============
  Pro forma basic and
   diluted..............                              30,317,742                   35,895,487
                                                    ============                 ============
(1) Excludes noncash,
    stock-based
    compensation, as
    follows:
  Research and
   development.......... $   324,845  $     60,062  $  2,373,939  $     245,321  $  2,384,381
  Sales and marketing...         --            --        636,028        109,758       430,020
  General and
   administrative.......         --            --        160,582         91,974       377,900
                         -----------  ------------  ------------  -------------  ------------
                         $   324,845  $     60,062  $  3,170,549  $     447,053  $  3,192,301
                         ===========  ============  ============  =============  ============

   The accompanying notes are an integral part of these financial statements.

                              AVICI SYSTEMS INC.

           STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                        STOCKHOLDERS' EQUITY (DEFICIT)

                   Redeemable Convertible
                       Preferred Stock                         Common Stock
                  --------------------------              -----------------------  Additional    Common
                   Number of    Redemption     Warrants   Number of   $0.0001 Par   Paid-in      Stock   Subscriptions
                    Shares         Value      Outstanding   Shares       Value      Capital     Warrants  Receivable
                  -----------  -------------  ----------- ----------  ----------- ------------  -------- -------------
Balance,
December 31,
1996............    1,750,000  $     500,000   $     --    1,925,000    $  193    $     57,557  $    --    $     --
Sale of Series B
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$54,116.........   10,467,000     10,467,000         --          --        --              --        --          --
Issuance of
warrants in
connection with
Series B
Redeemable
Convertible
Preferred
Stock...........          --             --      198,000         --        --              --        --          --
Issuance of
common stock to
consultants and
director........          --             --          --      175,000        18          18,482       --          --
Issuance of
restricted stock
and related
compensation
expense.........       50,000         50,000         --    3,568,750       356         347,357       --          --
Net loss........          --             --          --          --        --              --        --          --
                  -----------  -------------   ---------  ----------    ------    ------------  --------   ---------
Balance,
December 31,
1997............   12,267,000     11,017,000     198,000   5,668,750       567         423,396       --          --
Sale of Series C
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$57,671.........    4,500,000     21,135,000         --          --        --              --        --          --
Sale of Series D
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$65,033.........    4,885,650     22,946,270         --          --        --              --        --          --
Exercise of
common stock
options.........          --             --          --        9,500         1             882       --          --
Issuance of
common stock
options to a
consultant......          --             --          --          --        --           60,062       --          --
Issuance of
common stock to
a consultant....          --             --          --       26,000         3           7,997       --          --
Issuance of
restricted stock
and related
compensation
expense.........          --             --          --      334,800        33         186,768       --     (175,000)
Repurchase of
restricted
stock...........          --             --          --     (135,938)      (14)         (3,595)      --          --
Net loss........          --             --          --          --        --              --        --          --
                  -----------  -------------   ---------  ----------    ------    ------------  --------   ---------
Balance,
December 31,
1998............   21,652,650     55,098,270     198,000   5,903,112       590         675,510       --     (175,000)
Sale of Series C
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$17,855.........      500,000      4,000,000         --          --        --              --        --          --
Sale of Series D
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$19,344.........      542,850      4,342,800         --          --        --              --        --          --
Sale of Series E
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$169,528........    7,185,627     59,999,985         --          --        --              --        --          --
Deferred
compensation
related to stock
options and
stock grants....          --             --          --          --        --       10,405,923       --          --
Amortization of
deferred
compensation....          --             --          --          --        --              --        --          --
Exercise of
common stock
options.........          --             --          --      158,739        16         111,017       --          --
Issuance of
common stock....          --             --          --       56,500         6         122,994       --          --
Issuance of
restricted
stock...........          --             --          --       10,000         1          39,999       --      (40,000)
Repurchase of
restricted
stock...........          --             --          --      (74,653)       (7)           (700)      --          --
Expense related
to grant of
stock options to
nonemployees....          --             --          --          --        --          120,500       --          --
Net loss........          --             --          --          --        --              --        --          --
                  -----------  -------------   ---------  ----------    ------    ------------  --------   ---------
Balance,
December 31,
1999............   29,881,127    123,441,055     198,000   6,053,698       606      11,475,243       --     (215,000)
Deferred
compensation
related to stock
options and
stock grants
(unaudited).....          --             --          --          --        --       10,542,060       --          --
Amortization of
deferred
compensation
(unaudited).....          --             --          --          --        --              --        --          --
Exercise of
common stock
options
(unaudited).....          --             --          --      203,967        20         310,280       --     (180,722)
Issuance of
common stock
(unaudited).....          --             --          --        3,000       --           12,000       --          --
Repurchase of
restricted stock
(unaudited).....          --             --          --     (161,777)      (16)       (114,284)      --      109,691
Expense related
to grant of
stock options to
nonemployees
(unaudited).....          --             --          --          --        --          525,909       --          --
Net loss
(unaudited).....          --             --          --          --        --              --        --          --
                  -----------  -------------   ---------  ----------    ------    ------------  --------   ---------
Balance, March
31, 2000
(unaudited).....   29,881,127    123,441,055     198,000   6,098,888       610      22,751,208       --     (286,031)
Write-off of
license
agreement as the
purchase of in-
process research
and development
(unaudited).....          --             --          --          --        --              --        --          --
Sale of Series F
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of $50,000
(unaudited).....    2,969,769     44,546,535         --          --        --              --        --          --
Conversion of
redeemable
convertible
preferred stock
into common
stock
(unaudited).....  (32,850,896)  (167,987,590)        --   32,850,896     3,285     167,984,305       --          --
Conversion of
preferred stock
warrants into
common stock
warrants
(unaudited).....          --             --     (198,000)        --        --              --    198,000         --
                  -----------  -------------   ---------  ----------    ------    ------------  --------   ---------
Pro forma
balance, March
31, 2000
(unaudited).....          --   $         --    $     --   38,949,784    $3,895    $190,735,513  $198,000   $(286,031)
                  ===========  =============   =========  ==========    ======    ============  ========   =========
                                                   Total
                                               Stockholders'
                    Deferred     Accumulated      Equity
                  Compensation     Deficit       (Deficit)
                  ------------- -------------- --------------
Balance,
December 31,
1996............  $        --   $    (122,888) $    (65,138)
Sale of Series B
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$54,116.........           --         (54,116)      (54,116)
Issuance of
warrants in
connection with
Series B
Redeemable
Convertible
Preferred
Stock...........           --             --            --
Issuance of
common stock to
consultants and
director........           --             --         18,500
Issuance of
restricted stock
and related
compensation
expense.........           --             --        347,713
Net loss........           --      (5,163,604)   (5,163,604)
                  ------------- -------------- --------------
Balance,
December 31,
1997............           --      (5,340,608)   (4,916,645)
Sale of Series C
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$57,671.........           --         (57,671)      (57,671)
Sale of Series D
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$65,033.........           --         (65,033)      (65,033)
Exercise of
common stock
options.........           --             --            883
Issuance of
common stock
options to a
consultant......           --             --         60,062
Issuance of
common stock to
a consultant....           --             --          8,000
Issuance of
restricted stock
and related
compensation
expense.........           --             --         11,801
Repurchase of
restricted
stock...........           --             --         (3,609)
Net loss........           --     (30,117,572)  (30,117,572)
                  ------------- -------------- --------------
Balance,
December 31,
1998............           --     (35,580,884)  (35,079,784)
Sale of Series C
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$17,855.........           --         (17,855)      (17,855)
Sale of Series D
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$19,344.........           --         (19,344)      (19,344)
Sale of Series E
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of
$169,528........           --        (169,528)     (169,528)
Deferred
compensation
related to stock
options and
stock grants....   (10,405,923)           --            --
Amortization of
deferred
compensation....     2,977,049            --      2,977,049
Exercise of
common stock
options.........           --             --        111,033
Issuance of
common stock....           --             --        123,000
Issuance of
restricted
stock...........           --             --            --
Repurchase of
restricted
stock...........           --             --           (707)
Expense related
to grant of
stock options to
nonemployees....           --             --        120,500
Net loss........           --     (47,789,928)  (47,789,928)
                  ------------- -------------- --------------
Balance,
December 31,
1999............    (7,428,874)   (83,577,539)  (79,745,564)
Deferred
compensation
related to stock
options and
stock grants
(unaudited).....   (10,542,060)           --            --
Amortization of
deferred
compensation
(unaudited).....     2,654,392            --      2,654,392
Exercise of
common stock
options
(unaudited).....           --             --        129,578
Issuance of
common stock
(unaudited).....           --             --         12,000
Repurchase of
restricted stock
(unaudited).....           --             --         (4,609)
Expense related
to grant of
stock options to
nonemployees
(unaudited).....           --             --        525,909
Net loss
(unaudited).....           --     (16,680,256)  (16,680,256)
                  ------------- -------------- --------------
Balance, March
31, 2000
(unaudited).....   (15,316,542)  (100,257,795)  (93,108,550)
Write-off of
license
agreement as the
purchase of in-
process research
and development
(unaudited).....           --      (4,000,000)  (4,000,000)
Sale of Series F
Redeemable
Convertible
Preferred Stock,
net of issuance
costs of $50,000
(unaudited).....           --         (50,000)      (50,000)
Conversion of
redeemable
convertible
preferred stock
into common
stock
(unaudited).....           --             --    167,987,590
Conversion of
preferred stock
warrants into
common stock
warrants
(unaudited).....           --             --        198,000
                  ------------- -------------- --------------
Pro forma
balance, March
31, 2000
(unaudited).....  $(15,316,542) $(104,307,795) $ 71,027,040
                  ============= ============== ==============

  The accompanying notes are an integral part of these financial statements.

                               AVICI SYSTEMS INC.

                            STATEMENTS OF CASH FLOWS

                                                                  Three Months Ended March
                           For the Years Ended December 31,                  31,
                         ---------------------------------------  --------------------------
                            1997          1998          1999          1999          2000
                         -----------  ------------  ------------  ------------  ------------
                                                                         (Unaudited)
Cash Flows from
 Operating Activities:
 Net loss..............  $(5,163,604) $(30,117,572) $(47,789,928) $(10,035,176) $(16,680,256)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and
  amortization.........      121,890     1,654,023     3,147,557       715,579       992,191
 Amortization of
  deferred financing
  costs................       50,000        50,000        50,000        12,500        12,500
 Compensation expense
  associated with
  issuance of stock
  options to
  consultants..........      324,845        60,062       193,500        43,000       537,909
 Stock-based
  compensation.........          --            --      2,977,049       404,053     2,654,392
 Changes in current
  assets and
  liabilities:
  Inventories..........          --            --     (3,632,518)          --     (3,627,624)
  Trade accounts
   receivable..........          --            --       (598,800)          --        390,300
  Prepaid expenses and
   other current
   assets..............      (72,887)     (163,095)      (18,469)       12,651      (538,729)
  Other asset..........          --            --       (100,000)          --            --
  Restricted cash......      (40,000)     (188,000)       40,000           --            --
  Accounts payable.....      406,184     2,813,495     2,613,688       507,470    (1,201,373)
  Accrued expenses.....      444,162       144,198       395,191       256,830       566,818
  Deferred revenue.....          --            --      1,753,400           --      2,109,500
                         -----------  ------------  ------------  ------------  ------------
   Net cash used in
    operating
    activities.........   (3,929,410)  (25,746,889)  (40,969,330)   (8,083,093)  (14,784,372)
                         -----------  ------------  ------------  ------------  ------------
Cash Flows from
 Investing Activities:
 Purchases of property
  and equipment........     (141,117)   (2,678,835)     (242,156)      (92,909)     (602,576)
 Proceeds from sale of
  equipment............          --         13,245           --            --            --
 Purchases of
  investments..........          --            --    (13,674,979)          --            --
 Sales of investments..          --            --            --            --      5,974,770
                         -----------  ------------  ------------  ------------  ------------
   Net cash provided by
    (used in) investing
    activities.........     (141,117)   (2,665,590)  (13,917,135)      (92,909)    5,372,194
                         -----------  ------------  ------------  ------------  ------------
Cash Flows from
 Financing Activities:
 Proceeds from sale of
  redeemable
  convertible preferred
  stock, net of
  issuance costs.......   10,412,884    43,958,566    68,136,058     3,926,615           --
 Proceeds from long-
  term obligations.....          --      1,250,000           --            --            --
 Payments on long-term
  obligations..........          --       (490,972)   (2,359,392)     (404,362)     (871,932)
 Repurchase of
  restricted stock.....          --         (3,609)         (707)          --         (4,609)
 Proceeds from issuance
  of common stock and
  exercise of stock
  options..............       91,368        20,684       161,034         3,850       129,578
                         -----------  ------------  ------------  ------------  ------------
   Net cash provided by
    (used in) financing
    activities.........   10,504,252    44,734,669    65,936,993     3,526,103      (746,963)
                         -----------  ------------  ------------  ------------  ------------
Net increase (decrease)
 in cash and cash
 equivalents...........    6,433,725    16,322,190    11,050,528    (4,649,899)  (10,159,141)
Cash and cash
 equivalents, beginning
 of period.............      436,028     6,869,753    23,191,943    23,191,943    34,242,471
                         -----------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents, end of
 period................  $ 6,869,753  $ 23,191,943  $ 34,242,471  $ 18,542,044  $ 24,083,330
                         ===========  ============  ============  ============  ============
Supplemental Disclosure
 of Cash Flow
 Information:
 Cash paid during the
  year for:
 Interest..............  $    34,303  $    310,840  $    638,795  $    154,452  $    184,452
                         ===========  ============  ============  ============  ============
Supplemental Disclosure
 of Noncash Investing
 and Financing
 Activities:
 Equipment acquired
  under capital lease
  obligations..........  $ 1,737,459  $  4,820,232  $  4,400,454  $    718,994  $     27,600
                         ===========  ============  ============  ============  ============
 Issuance of warrants
  in connection with
  term loan and master
  lease line...........  $   198,000  $        --   $        --   $        --   $        --
                         ===========  ============  ============  ============  ============
 Transfer of inventory
  to property and
  equipment............  $       --   $        --   $        --   $        --   $    242,514
                         ===========  ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                              AVICI SYSTEMS INC.

                         NOTES TO FINANCIAL STATEMENTS
                 (including data related to unaudited periods)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Avici Systems Inc. (the Company) was incorporated in the State of Delaware on November 12, 1996 and was organized to design and develop high-speed data networking equipment for the carrier market. The Company's Terabit Switch Router, known as the TSR, is designed to cost-effectively provide high-speed/high-volume capacity, carrier-class reliability and in-service scalability, or the ability to incrementally add capacity to the network without disrupting network performance.

  The Company is devoting significant efforts toward product research and development. As such, it is subject to a number of risks and challenges similar to other companies in a similar stage of development. These risks include, but are not limited to, dependence on a few customers, dependence on key individuals, dependence on contract manufacturers and key suppliers of integral components, the need to develop and market commercially usable products, the ability to obtain adequate financing to support growth and product development and competition from substitute products and larger companies with greater financial, technical, management, and marketing resources.

  The Company incurred net losses of approximately $5,200,000, $30,100,000 and $47,800,000 for the years ended December 31, 1997, 1998 and 1999, respectively. At December 31, 1999, the Company had an accumulated deficit of approximately $83,600,000 and has funded those losses through the sale of redeemable convertible preferred stock and the issuance of certain long-term obligations. The Company is dependent on the proceeds of equity financings to meet its future working capital and research and development needs.

  On May 3, 2000, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission
(SEC) for the purpose of the initial public offering (IPO) of the Company's common stock. Upon the completion of the offering, if requirements set forth in the certificate of incorporation are met, all of the Company's outstanding preferred stock will be converted into shares of common stock and all such outstanding shares of preferred stock will be cancelled and retired.

  The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in these notes to financial statements.

  (a) Revenue Recognition

  The Company recognizes revenue from product sales upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, the Company recognizes revenue when those uncertainties are resolved. Revenue from support and maintenance contracts will be recognized ratably over the period of the related agreements. Revenue from installation and other services will be recognized as the work is performed. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

  Warranty costs are estimated and recorded by the Company at the time of product revenue recognition.

  (b) Cash and Cash Equivalents

  The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company has classified its cash equivalents and investments as held-to-maturity and recorded them at amortized cost, which approximates market value. The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents include money markets, certificates of deposit and commercial paper.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  (c) Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                      December 31,
                                                     ---------------  March 31,
                                                     1998    1999       2000
                                                     ---- ---------- -----------
                                                                     (unaudited)
     Finished goods and work in process............. $--  $1,922,876 $3,082,232
     Raw materials..................................  --   1,709,642  3,935,396
                                                     ---- ---------- ----------
                                                     $--  $3,632,518 $7,017,628
                                                     ==== ========== ==========

  (e) Depreciation and Amortization

  Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. The Company provides for depreciation and amortization on the straight-line basis and charges to operations amounts that allocate the cost of the assets over their estimated useful lives as follows:

                                               Estimated
              Asset Classification            Useful Life
              --------------------           -------------
            Equipment under capital lease..  Life of lease
            Computer equipment.............     3 years
            Leasehold improvements.........     3 years
            Furniture and fixtures.........     5 years

  (f) Concentration of Credit Risk

  SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company's principal credit risk relates to its cash, cash equivalents and investments. The Company has no significant off-balance sheet concentrations such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Revenues for the first quarter of 2000 were from a single customer.

  Certain key components used in the Company's products are procured from single or limited source suppliers, and the Company relies on single or limited contract manufacturers for the assembly of its products. The failure of a supplier, including a contract manufacturer, to deliver on schedule could delay or interrupt the Company's delivery of products and thereby adversely affect the Company's revenues and operating results.

  (g) Fair Value of Financial Instruments

  The Company's financial instruments consist mainly of cash and cash equivalents, subscriptions receivable, accounts payable and a term loan. The carrying amounts of these instruments approximate their fair value.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  (h) Research and Development and Software Development Costs

  The costs of the development of hardware products and enhancements to existing hardware products are expensed as incurred. The Company accounts for its software development costs in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Accordingly, the costs for the development of new software that are included in the hardware products and substantial enhancements to such existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The Company determines technological feasibility has been established at the time at which a working model of the software has been completed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

  (i) Net Loss per Share and Pro Forma Net Loss per Share

  Basic and diluted net loss per share are presented in conformity with SFAS No. 128, Earnings per Share, for all periods presented. In accordance with SFAS No. 128, basic and diluted net loss per common share was determined by dividing net loss available for common stockholders by the weighted average common shares outstanding during the period, less shares subject to repurchase. Basic and diluted net loss per share are the same because all outstanding common stock options have been excluded, as they are considered antidilutive. Options to purchase a total of 403,000, 1,682,850, 3,969,935, 2,476,150 and 4,794,037 common shares have been excluded from the computations of diluted weighted average shares outstanding for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively. Shares of common stock issuable upon the conversion of outstanding shares of redeemable convertible preferred stock have also been excluded for all periods presented.

  In accordance with the SEC Staff Accounting Bulletin No. 98, Earnings per Share in an Initial Public Offering, the Company has determined that there were no nominal issuances of the Company's common stock prior to the Company's proposed initial public offering.

  The Company's historical capital structure is not indicative of its capital structure after the proposed initial public offering due to the automatic conversion of all shares of redeemable convertible preferred stock into common stock concurrent with the closing of the Company's proposed initial public offering and the elimination of the Company's repurchase right related to restricted stock (see note 4(d)). Accordingly, pro forma net loss per share is presented for the year ended December 31, 1999 and the three months ended March 31, 2000 assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock and the elimination of the Company's repurchase right related to its restricted stock outstanding upon the closing of the Company's initial public offering using the if-converted method from the respective dates of issuance.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  The following table reconciles the weighted average common shares outstanding to the shares used in the computation of unaudited pro forma basic and diluted net loss per share:

                                                                   Three Months
                                                       Year Ended     Ended
                                                      December 31,  March 31,
                                                          1999         2000
                                                      ------------ ------------
     Weighted average common shares outstanding......   3,416,534    4,536,051
     Add--Weighted average common shares issued upon
      the conversion of redeemable convertible
      preferred stock................................  24,526,234   29,881,127
     Add--Acceleration of vesting of restricted
      stock..........................................   2,374,974    1,478,309
                                                       ----------   ----------
     Pro forma basic and diluted weighted average
      common shares outstanding......................  30,317,742   35,895,487
                                                       ==========   ==========

  (j) Comprehensive Income (Loss)

  SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances involving nonowner sources. The Company does not have any items of comprehensive income (loss) other than its reported net loss.

  (k) Stock-Based Compensation

  The Company uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for all of its employee stock-based compensation plans and uses the fair value method to account for all non-employee stock-based compensation.

  (l) Disclosures about Segments of an Enterprise

  SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments and establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and manages its business as principally one operating segment, the telecommunications equipment industry.

  (m) Unaudited Interim Results

  The accompanying balance sheet as of March 31, 2000, the statements of operations and cash flows for the three months ended March 31, 1999 and 2000 and the statement of convertible redeemable preferred stock and stockholders' equity (deficit) for the three months ended March 31, 2000 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. The data disclosed in the notes to financial statements for these periods are unaudited.

  (n) Unaudited Pro Forma Presentation

  The unaudited pro forma balance sheet as of March 31, 2000 reflects the (i) automatic conversion of all outstanding shares of Series A, Series B, Series C-1, Series C-2, Series C-3, Series D-1, Series D-2, Series D-3 and Series E redeemable convertible preferred stock into 29,881,127 shares of common stock which will occur upon the closing of the Company's proposed initial public offering, (ii) the sale of 2,969,769 shares of Series F

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods) redeemable convertible preferred stock in April and May 2000 and the automatic conversion of these shares into 2,969,769 shares of the Company's common stock upon the closing of the Company's proposed initial public offering, (iii) the conversion of the warrants to purchase Series B redeemable convertible preferred stock into warrants to purchase common stock and (iv) the purchase of a license to certain intellectual property (see Note 11(a)) from a Series F investor.

  (o) New Pronouncements

  In March 2000, the Financial Accounting Standards Board (FASB) issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." The interpretation clarifies the application of APB Opinion No. 25 in specified events, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. To the extent that events covered by this interpretation occur during the period after December 15, 1998, but before the effective date, the effects of applying this interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final interpretation, (a) no adjustments would be made to the financial statements for periods before the effective date and (b) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date. We expect that the adoption of this interpretation would not have any effect on the accompanying financial statements.

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition." This bulletin summarizes certain views of the Staff on applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition policy complies with the guidelines in the bulletin.

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The Company currently does not engage in trading market risk sensitive instruments or purchasing hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. The Company may do so in the future as operations expand domestically and abroad. The Company will evaluate the impact of foreign currency exchange risk and other derivative instrument risk on our results of operations when appropriate. The Company will adopt SFAS No. 133 as required by SFAS No. 137, Deferral of the effective date of the FASB Statement No. 133, in fiscal year 2001. The adoption of SFAS No. 133 is not expected to have a material impact on our financial condition or results of operations.

(2) LONG-TERM OBLIGATIONS

  Long-term obligations consist of the following:

                                                               December 31,
                                                           ---------------------
                                                              1998       1999
                                                           ---------- ----------
     Capital leases....................................... $6,067,691 $8,292,120
     Term loan............................................  1,250,000  1,066,634
                                                           ---------- ----------
                                                            7,317,691  9,358,754
     Less--Current amount.................................  1,796,976  2,968,490
                                                           ---------- ----------
                                                           $5,520,715 $6,390,264
                                                           ========== ==========

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  The Company has a master lease agreement with a lender who is also a preferred stockholder. This agreement provides for up to $12,000,000 of lease financing on certain types of equipment, as defined. Leases under the agreement have various terms ranging from 36 to 48 months and accrue interest at annual effective rates between 8.03% and 9.23%. Equipment leased under this agreement remains the property of the lender at the end of the term; however, due to the length of the term, the leases are recorded as capital lease obligations. As of December 31, 1999, $1,696,510 was still available under this master lease agreement (see note 11(g)).

  The Company also has a term-loan agreement with this lender, which provides for maximum borrowings of $1,250,000. The loan line was fully utilized to purchase software. Repayment of advances are due in 30 monthly installments of principal plus interest of approximately $49,000 per month beginning in July 1999, with a final payment of principal and interest in the amount of $187,500 at the end of the term. The effective annual interest rate under the term loan is 17%.

  Future minimum payments due under these agreements at December 31, 1999 are as follows:

                                                                     Capital
                                                         Term Loan    Leases
                                                         ---------- ----------
     For the years ending,
       2000............................................. $  509,423 $3,646,884
       2001.............................................    557,211  3,550,429
       2002.............................................        --   1,887,431
       2003.............................................        --     222,980
                                                         ---------- ----------
         Total payments................................. $1,066,634  9,307,724
                                                         ==========
       Less--Amounts representing interest..............             1,015,604
                                                                    ----------
         Present value of future minimum lease
          payments......................................            $8,292,120
                                                                    ==========

  In connection with these agreements, the lender was granted warrants to purchase 275,000 shares of Series B Redeemable Convertible Preferred Stock, as discussed in Note 4(c).

(3) INCOME TAXES

  The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Deferred income tax expense or credits are based on changes in the asset or liability from period to period.

  No provision for federal or state income taxes has been recorded, as the Company has incurred net operating losses for all periods presented. As of December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes and tax credit carryforwards of approximately $73,180,000 and $2,369,000, respectively. The net operating loss carryforwards expire through 2019 and are subject to review and possible adjustment by the Internal Revenue Service. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of significant changes in ownership interest, as defined.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  The approximate income tax effects of each type of temporary differences and carryforwards are as follows:

                                                           December 31,
                                                     --------------------------
                                                         1998          1999
                                                     ------------  ------------
     Net operating loss carryforwards............... $ 13,700,000  $ 29,270,000
     Research credit carryforwards..................    1,095,000     2,369,000
                                                     ------------  ------------
       Gross deferred tax assets....................   14,795,000    31,639,000
     Valuation allowance............................  (14,795,000)  (31,639,000)
                                                     ------------  ------------
                                                     $        --   $        --
                                                     ============  ============

  Due to the uncertainty surrounding the realization of the deferred tax assets, the Company has provided a full valuation allowance against these amounts at December 31, 1998 and 1999.

(4) STOCKHOLDERS' EQUITY (DEFICIT)

  (a) Capitalization

  As of December 31, 1999, the Company has authorized capital stock, which consists of 50,000,000 shares of common stock, $0.0001 par value per share and 30,156,127 shares of preferred stock, $0.01 par value per share. The Company has 6,053,698 shares of common stock outstanding, of which 5,627,959 are subject to stock grant agreements (see Note 4(d)) as of December 31, 1999. All shares of common stock are subject to transfer restrictions.

  In May 1997, the Company's Board of Directors approved a seven-for-four stock split of the Company's outstanding common stock, effected in the form of a 100% dividend of common stock. In accordance with the Series A redeemable convertible preferred stock agreement, the number of outstanding shares of Series A redeemable convertible preferred stock was adjusted consistent with the common stock split. This stock split and the Series A redeemable convertible preferred stock adjustment have been retroactively reflected in the accompanying financial statements and notes for all periods presented.

  (b) Redeemable Convertible Preferred Stock

  The designation of the series of redeemable convertible preferred stock outstanding at December 31, 1999 and March 31, 2000 are as follows:

                                                                    Redemption/
                                     Shares     Shares    Price Per Liquidation
                                   Designated Outstanding   Share      Value
                                   ---------- ----------- --------- ------------
     Series A.....................  1,750,000  1,750,000    $0.29   $    500,000
     Series B..................... 10,792,000 10,517,000     1.00     10,517,000
     Series C-1...................  3,450,000  3,450,000     4.30     14,835,000
     Series C-2...................  1,050,000  1,050,000     6.00      6,300,000
     Series C-3...................    500,000    500,000     8.00      4,000,000
     Series D-1...................  3,745,665  3,745,665     4.30     16,106,360
     Series D-2...................  1,139,985  1,139,985     6.00      6,839,910
     Series D-3...................    542,850    542,850     8.00      4,342,800
     Series E.....................  7,185,627  7,185,627     8.35     59,999,985
                                   ---------- ----------            ------------
       Total...................... 30,156,127 29,881,127            $123,441,055
                                   ========== ==========            ============

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  The Series A, Series B, Series C-1, Series C-2, Series C-3, Series D-1, Series D-2, Series D-3 and Series E are collectively referred to as the Preferred Stock.

  The rights, preferences and privileges of the Preferred Stock are as follows:

  Dividends

  The holders of shares of the Series A, Series B, Series C-1, Series C-2, Series C-3, Series D-1, Series D-2, Series D-3 and Series E are entitled to receive dividends of $0.02, $0.08, $0.344, $0.48, $0.64, $0.344, $0.48, $0.64
and $0.668, respectively, per share per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), payable when and as declared by the Board of Directors of the Company. The right to receive dividends shall be noncumulative and the Company shall not declare or pay any distributions on shares of common stock until the Preferred Stockholders have received a distribution at the rate specified above. As of December 31, 1999 and March 31, 2000 no dividends have been declared or paid.

  Liquidation Preference

  In certain events, including liquidation, dissolution or winding up of the Company and a consolidation or merger, the holders of Series A, Series B, Series C-1, Series C-2, Series C-3, Series D-1, Series D-2, Series D-3 and Series E have a preference in liquidation over the common stockholders of $0.29, $1.00, $4.30, $6.00, $8.00, $4.30, $6.00, $8.00 and $8.35 per share, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon. If the assets of the Company are not sufficient to fulfill the liquidation amount, the shareholders will share in the distribution of the assets on a pro rata basis based on the liquidation amount. In addition, the Preferred Stockholders will participate in the distribution of any assets in excess of their liquidation amount on as-if-converted basis.

  Voting Rights

  Each holder of outstanding shares of Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which they are then convertible. In addition, the Company is required, under certain circumstances, to obtain a vote of at least 66.7% of the Preferred Stockholders to authorize certain actions.

  Conversion

  Each share of Preferred Stock is convertible at any time at the option of the holder into one share of common stock, adjustable for dilutive events, as defined. In addition, the Preferred Stock automatically converts into common stock upon the closing of a public offering of the Company's common stock at a price of at least $11.00 per share, which will result in gross proceeds of at least $25,000,000.

  In addition, Series B, Series C-1, Series C-2, Series C-3, Series D-1, Series D-2, Series D-3 and Series E automatically convert into common stock in the event that the Company has a dilutive issuance of common stock, as defined, in which they do not purchase their pro rata share of such issuance, as defined.

  Mandatory Redemption

  The Preferred Stock is subject to mandatory redemption provisions that require the Company to redeem 33 1/3%, on the fifth anniversary of the original issuance date, 50% on the sixth anniversary and 100% on the seventh anniversary. The original issuance dates for the Series A, Series C-1, Series C-2, Series C-3, Series D-2 and Series D-3 were November 22, 1996, January 28, 1998, June 18, 1998, June 3, 1999, June 18, 1998 and

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)
March 31, 1999, respectively. The original issuance dates for the 9,625,000 shares and 892,000 shares of Series B was May 14, 1997 and July 31, 1997, respectively. The original issuance dates for the 2,724,741 shares and 1,020,924 shares of Series D-1 was March 31, 1998 and June 18, 1998, respectively. The original issuance date for the 5,237,037 shares and 1,948,590 shares of Series E was September 2, 1999 and October 7, 1999, respectively. The redemption price shall be $0.29, $1.00, $4.30, $6.00, $8.00, $4.30, $6.00, $8.00 and $8.35 for Series A, Series B, Series C-1, Series C-2, Series C-3, Series D-1, Series D-2, Series D-3 and Series E, respectively (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon.

  (c) Series B Redeemable Convertible Preferred Stock Warrants

  In connection with the term loan and master lease agreement discussed in
Note 2, the Company issued two warrants to purchase an aggregate of 275,000 shares of Series B to the lender. The warrants, all of which are exercisable as of December 31, 1999, have an exercise price of $1.00 per share. The warrants expire through 2006 or three years after an initial public offering, whichever is earlier. The deemed fair market value of these warrants using the Black-Scholes option pricing model prescribed by SFAS No. 123 was recorded as deferred financing costs and is being amortized over the life of the loans as interest expense.

  (d) Restricted Stock Grants

  Restricted stock grants may be granted to employees and entitle the participants to acquire shares of common stock subject to repurchase by the Company and/or certain other investors. Shares vest over a 48-month period. Unvested shares may be repurchased by the Company at their original issuance cost. Vested shares are subject to the right of first refusal by the Company and certain other investors. The Company's repurchase right does not begin until the employee ceases to be employed and terminates upon the closing of a public offering of the Company's common stock at a price of at least $5.00 per share, which will result in gross proceeds of at least $10,000,000.

  A summary of the restricted stock activity since inception is as follows:

                                                                      Number of
                                                                       Shares
                                                                      ---------
     Outstanding, December 31, 1996.................................. 1,925,000
       Granted....................................................... 3,568,750
                                                                      ---------
     Outstanding, December 31, 1997.................................. 5,493,750
       Granted.......................................................   334,800
       Repurchased...................................................  (135,938)
                                                                      ---------
     Outstanding, December 31, 1998.................................. 5,692,612
       Granted.......................................................    10,000
       Repurchased...................................................   (74,653)
                                                                      ---------
     Outstanding, December 31, 1999.................................. 5,627,959
       Repurchased (unaudited).......................................  (161,777)
                                                                      ---------
     Outstanding, March 31, 2000 (unaudited)......................... 5,466,182
                                                                      =========
     Vested, December 31, 1999....................................... 3,742,542
                                                                      =========
     Vested, March 31, 2000 (unaudited).............................. 4,093,161
                                                                      =========

  The difference, if any, between the issuance price of these stock grants and the deemed fair market value of common stock has been recorded as stock-based compensation expense or as deferred compensation in the accompanying financial statements.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  The Company has provided loans to a former officer and a former employee to fund their purchase of an aggregate of 164,865 shares of restricted stock and the exercise of options. The vesting of certain of these stock grants and options were accelerated in connection with the individuals' termination of employment. The loans, aggregating $286,031, bear interest at 6% and 6.5% per year, respectively. Payment is unconditional, is partially secured by the personal assets of the individuals and the loans mature through January, 2004. In connection with these transactions, compensation expense of $665,000 was recorded in the three months ended March 31, 2000.

  (e) 1997 Stock Incentive Plan

  In June 1997, the Company adopted the 1997 Stock Incentive Plan (the Plan), which provides for the issuance of up to 10,776,250 shares of common stock incentives, as amended (see Note 11(c)). The Plan provides for the granting of incentive stock options (ISOs), nonqualified stock options and stock grants (see Note 4(d)). These incentives may be offered to the Company's employees, officers, directors, consultants and advisors, as defined. As of December 31, 1999, 2,796,709 shares are outstanding under the plan as restricted and unrestricted stock and 3,969,935 shares are outstanding under the plan as stock options.

  Nonqualified options and stock grants may be issued at no less than par value per share of common stock. ISOs may be granted at no less than fair market value (FMV) on the date of grant, as determined by the Company's Board of Directors (no less than 110% of FMV on the date of grant for 10% or greater stockholders), subject to limitations, as defined. Each option shall be exercisable at such times and subject to such terms as determined by the Board of Directors and shall expire within 10 years of issuance.

  Option activity under the Plan is as follows:

                                                                       Weighted
                                                             Range of  Average
                                                 Number of   Exercise  Exercise
                                                  Shares      Prices    Price
                                                 ---------  ---------- --------
     Granted during 1997........................   403,000  $0.01-0.10  $0.07
                                                 ---------              -----
     Outstanding, December 31, 1997.............   403,000   0.01-0.10   0.07
       Granted.................................. 1,420,600   0.10-2.00   0.86
       Exercised................................    (9,500)       0.10   0.10
       Forfeited................................  (131,250)  0.10-0.50   0.53
                                                 ---------              -----
     Outstanding, December 31, 1998............. 1,682,850   0.01-2.00   0.69
       Granted.................................. 2,572,850   2.00-4.00   3.15
       Exercised................................  (158,739)  0.10-3.00   0.70
       Forfeited................................  (127,026)  0.10-4.00   0.91
                                                 ---------              -----
     Outstanding, December 31, 1999............. 3,969,935   0.01-4.00   2.28
       Granted.................................. 1,239,550        4.00   4.00
       Exercised................................  (203,967)  0.10-3.00   1.52
       Forfeited................................  (211,481)  0.10-4.00   2.43
                                                 ---------  ----------  -----
     Outstanding, March 31, 2000 (unaudited).... 4,794,037  $0.01-4.00  $2.75
                                                 =========  ==========  =====
     Exercisable, December 31, 1999.............   580,333              $0.60
                                                 =========              =====
     Exercisable, March 31, 2000 (unaudited)....   755,813              $0.94
                                                 =========              =====

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  The following table summarizes information relating to currently outstanding and exercisable stock options as of December 31, 1999:

                          Options Outstanding                  Exercisable
                 ----------------------------------------  ---------------------
                                   Weighted
                   Number of        Average
                     Shares        Remaining    Weighted               Weighted
                 Outstanding at   Contractual   Average                Average
     Exercise     December 31,       Life       Exercise   Number of   Exercise
      Price           1999          (Years)      Price      Shares      Price
     --------    --------------   -----------   --------   ---------   --------
      $0.01          150,000          3.5        $0.01      150,000     $0.01
       0.10          182,271          7.8         0.10       84,031      0.10
       0.50          326,209          8.3         0.50      113,459      0.50
       1.00          805,805          8.7         1.00      206,605      1.00
       2.00          792,600          9.1         2.00       16,238      2.00
       3.00          394,850          9.4         3.00          --       3.00
       4.00        1,318,200          9.7         4.00       10,000      4.00
                   ---------                     -----      -------     -----
                   3,969,935                     $2.28      580,333     $0.60
                   =========                     =====      =======     =====

  As of December 31, 1999 and March 31, 2000 (unaudited), the Company may issue future stock grants or stock options to purchase 3,841,367 and 2,946,554 shares, respectively, under the Plan.

  (f) Accounting for Stock-Based Compensation

  During the year ended December 31, 1999 and the three months ended March 31, 2000, the Company recorded non-cash deferred compensation charges of $10,405,923 and $10,542,060, respectively. These amounts represent the aggregate difference between the deemed fair value of the Company's stock and the exercise price of stock options granted and the selling price of stock sold. All stock options granted and stock sold prior to 1999 were at fair market value, as determined by the board of directors, and, therefore, did not result in deferred compensation. The deferred compensation will be recognized as an expense over the vesting period of the stock and stock options. During the year ended December 31, 1999 and the three months ended March 31, 2000, the Company recorded $2,977,049 and $2,654,392, respectively, of compensation expense. The Company expects to recognize compensation expense of $9,286,120, $5,010,083, $2,607,037, $1,008,853 and $58,841 during the years ended December
31, 2000, 2001, 2002, 2003 and 2004, respectively, based on stock and stock options issued prior to March 31, 2000.

  During 1998, 1999 and the three months ended March 31, 2000, the Company issued options to consultants totaling 75,000, 60,000 and 14,000, respectively. Such options generally vest either immediately or over three years. The Company values these options using the Black-Scholes option pricing model. The Company recorded stock-based compensation expense of approximately $60,000, $194,000 and $538,000 for the years ended December 31, 1998 and 1999 and the three months ended March 31, 2000, respectively, related to these options. In accordance with Emerging Issues Task Force 96-18, the Company will record the value of these options as stock-based compensation expense over the period the services are provided.

  SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25 and will elect the disclosure-only alternative under SFAS No. 123 which requires disclosure of the pro forma effects on earnings as if the fair-value-based method of accounting under SFAS No. 123 had been adopted, as well as certain other information.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

  The Company has computed the pro forma disclosures required under SFAS No. 123 for stock and option grants during 1997, 1998 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123, using the following assumptions:

                                                 1997       1998       1999
                                              ---------- ---------- ----------
     Risk-free interest rate................. 5.77-6.76% 4.18-5.63% 4.91-6.19%
     Expected dividend yield.................     --         --         --
     Expected lives.......................... 4.5 years  4.5 years  4.5 years
     Expected volatility.....................     --         --         --
     Weighted average fair value of options
      granted................................   $0.08      $0.18      $3.91

  If compensation cost had been determined for stock and option grants to employees based on the provisions of SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 1997, 1998 and 1999 would have increased to the pro forma amounts indicated below:

                                         1997          1998          1999
                                      -----------  ------------  ------------
     Net loss--
       As reported................... $(5,163,604) $(30,117,572) $(47,789,928)
       Pro forma.....................  (5,168,451)  (30,159,949)  (48,237,792)
     Basic and diluted net loss per
      share--
       As reported................... $    (34.71) $     (19.05) $     (13.99)
       Pro forma.....................      (34.74)       (19.08)       (14.12)

  The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock and option grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock and option grants.

  (g) Investor Rights Agreement

  The Preferred Stockholders and certain common stockholders have entered into an agreement to provide for (i) their continuing representation on the Board of Directors (ii) certain arrangements with respect to the registration of their shares and (iii) certain rights with respect to the sale of any securities of the Company. In connection with the election of directors, the parties to the agreement have agreed to elect eight directors, three of which are to be designated by the investors, one of which will be the chief executive officer and one of which will be a representative from the stockholders and the final three are elected by a majority vote of the designated directors. The agreement also provides that after August 13, 2002 or 180 days after an initial public offering, certain investors may require the Company to register certain shares. Finally, the agreement generally provides the Preferred Stockholders the right of first refusal, on a proportionate basis, to participate in new equity instruments offered for sale by the Company. Upon the closing of an initial public offering, as defined, the board representation rights and the rights of first refusal described above are eliminated.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

(5) LOAN TO SHAREHOLDER

  On November 30, 1999, the Company loaned an employee and shareholder of the Company $100,000 and executed a secured promissory note. The principal and interest are due and payable on November 29, 2001. The interest shall be computed annually, at the Applicable Federal Rate, as defined by the Internal Revenue Code (5.57% at December 31, 1999). The note is secured by 50,000 shares of the individual's common stock. The entire amount is outstanding and included in other assets at December 31, 1999.

(6) COMMITMENTS

  The Company has operating lease commitments for its facility that expire in July 2001. The approximate minimum future rent payments under this lease as of December 31, 1999 are as follows:

     Years ending December 31,
       2000........................................................... $425,000
       2001...........................................................  238,000
                                                                       --------
         Total future minimum lease payments.......................... $663,000
                                                                       ========

  Rent expense included in the accompanying statements of operations was approximately $113,000, $337,000 and $470,000 for the years ended December 31, 1997, 1998 and 1999, and $117,000 and $126,000 for the three months ended March 31, 1999 and 2000, respectively. In connection with its lease, the Company had to provide a letter of credit equal to $188,000. The Company was required to restrict its use of $188,000 in connection with this letter of credit.

(7) EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) Plan (the Plan), which provides for eligible employees to make contributions on a tax-deferred basis. All employees on the first day of the month following their date of employment, are eligible to participate in the Plan. Contributions are limited to 15% of their annual compensation, as defined, subject to certain IRS limitations. The Company may contribute to the Plan at its discretion. No employer contributions were made for all periods presented.

(8) TECHNOLOGY ASSISTANCE AND DISTRIBUTION AGREEMENTS

  The Company entered into a technology assistance agreement with a preferred stockholder for assistance with its product development program. The Company initially agreed to pay the stockholder a total of $5,150,000 for the assistance. During 1998, the Company expanded the scope of the technology assistance agreement. Through 1999, the Company expensed as research and development approximately $9,902,000, all of which had been paid.

  The Company also had a distribution agreement with this stockholder. The distribution agreement established guidelines as to how both companies will work together once the Company's product is commercialized.

  In August 1999, the Company and the Preferred Stockholder entered into a termination agreement. This agreement provides for the termination of the technology assistance agreement, the distribution agreement and a technology license agreement.

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods)

(9) RELATED PARTY

  During 1997, the lender discussed in Note 2 and an executive employed by the lender purchased Series B redeemable convertible preferred stock from the Company. The number of shares purchased was 250,000 and 5,000, respectively. In addition, the principal of an advertising agency hired by the Company purchased 10,000 shares of Series B redeemable convertible preferred stock. The purchase price was $1.00 per share, which was the fair market value as determined by the Board of Directors on the date of the sale.

  In July 1997, the Company issued 50,000 shares of Series B redeemable convertible preferred stock to a recruiting agency as a portion of its compensation for the placement of a key executive. The fair market value of the shares has been recorded as an expense in the accompanying statement of operations.

  In May 1999, the Company entered into a supply agreement with a preferred stockholder, pursuant to which the preferred stockholder agreed to manufacture and assemble modules for use in the TSR in accordance with the Company's forecasts and purchase orders issued by the Company. During the initial 18-month term of the agreement, the Company agreed to purchase a minimum number of enclosure piece part sets, for an aggregate purchase price of approximately $80,000. The agreement can renew for a second 18-month term which would require the Company to purchase a minimum number of enclosure piece part sets. The agreement allows the Company, for a one-time payment, to license the design for manufacture by a party of the Company's choice.

(10) ACCRUED EXPENSES

  Accrued expenses at December 31, 1998 and 1999 consist of the following:

                                                               December 31,
                                                            -------------------
                                                              1998      1999
                                                            -------- ----------
     Payroll and payroll-related........................... $420,528 $  815,719
     Other.................................................  184,298    184,298
                                                            -------- ----------
                                                            $604,826 $1,000,017
                                                            ======== ==========

(11) SUBSEQUENT EVENTS

  (a) Sale of Series F Redeemable Convertible Preferred Stock

  In April 2000, the Company amended its certificate of incorporation to authorize 3,333,333 shares of Series F redeemable convertible preferred stock. Also, in April and May 2000, the Company sold 2,969,769 shares of Series F redeemable convertible preferred stock for which it received gross proceeds of approximately $44,500,000.

  The Company entered into a series of agreements with a strategic investor who participated in this financing. Under a stock purchase agreement, the Company agreed to issue 600,000 shares of Series F redeemable convertible preferred stock for aggregate proceeds of approximately $9.0 million.

  The Company entered into a perpetual non-exclusive license agreement with the investor for the use of certain ideas, concepts and other intellectual property. As consideration for the license, the Company paid the strategic investor $4.0 million. The Company has obtained an independent appraisal of this intellectual property

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods) to assist in the allocation of the $4.0 million license payment. Based on this appraisal, the Company will expense the license payment as the purchase of in process research and development in the quarter ended June 30, 2000. The investor has also agreed, subject to certain performance milestones, to meet certain minimum purchase commitments of the Company's product.

  (b) Increase in Authorized Capital Stock

  In April 2000, the Board of Directors and stockholders authorized an increase in the authorized shares of the Company's common stock from 50,000,000 to 200,000,000. In May 2000, the Board of Directors authorized, subject to stockholder approval, an increase in the authorized shares of the Company's common stock from 200,000,000 to 250,000,000 shares and authorized, subject to stockholder approval, 5,000,000 shares of $0.01 par value convertible preferred stock that may be issued by the Board of Directors from time to time in one or more series. This amendment is to be effective upon the closing of the Company's IPO.

  (c) Amendment to the 1997 Stock Incentive Plan

  In April and May, 2000, an additional 5,000,000 shares were authorized under the Company's 1997 Stock Incentive Plan by the Board of Directors, increasing the total authorized shares under the Plan to 15,776,250.

  (d) 2000 Employee Stock Purchase Plan

  In May 2000, the Board of Directors approved, subject to stockholder approval, the 2000 Employee Stock Purchase Plan. A total of 750,000 shares of common stock have been reserved for issuance under this plan. The 2000 Employee Stock Purchase Plan contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four consecutive six-month purchase periods. The offering periods generally start on the first trading day on or after July 1 and January 1 of each year. However, the first such purchase and offering periods will commence on the first trading day of the common stock in the Company's IPO and end on the last trading day on or before December 31, 2000 and June 30, 2002, respectively. Eligible employees, as defined, may purchase common stock at a price equal to 85% of the lower of the fair market value of the common stock (i) at the beginning of the offering period or (ii) at the end of the purchase period, whichever is lower, with the option price at the beginning of the first offering period equal to 85% of the initial public offering price. Participation is limited to 1% to 10% of the employee's eligible compensation, as defined, not to exceed $25,000 per calendar year or amounts allowed by the Internal Revenue Code. On January 1 of each year, commencing with January 1, 2001, the aggregate number of shares of common stock available for purchase under the 2000 Employee Stock Purchase Plan will automatically increase by the number of shares necessary to cause the total number of shares then available for purchase to be 750,000 shares.

  (e) 2000 Stock Option and Incentive Plan

  In May 2000, the Board of Directors approved, subject to stockholder approval, the 2000 Stock Option and Incentive Plan. The maximum number of shares with respect to which awards may be granted to any employee under the 2000 Stock Option and Incentive Plan shall not exceed 500,000 shares of common stock during any calendar year. Any shares not yet issued under our predecessor 1997 Stock Incentive Plan on or before the date of the Company's IPO or shares subject to options outstanding on the date of the Company's IPO which have been forfeited or terminated will be available for issuance under the 2000 Stock Option and Incentive Plan.

  The 2000 Stock Option and Incentive Plan provides for the grant of stock-based awards to the Company's employees, officers, directors, consultants and advisors. Under the 2000 Stock Option and Incentive Plan, we may grant options that are intended to qualify as incentive stock options within the meaning of
Section 422 of

                              AVICI SYSTEMS INC.

                 (including data related to unaudited periods) the Internal Revenue Code, options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of the Company.

  (f) 2000 Non-Employee Director Stock Option Plan

  In May 2000, the Board of Directors approved, subject to stockholder approval, the 2000 Non-Employee Director Stock Option Plan, or Director Plan. A total of 400,000 shares of common stock have been authorized for issuance under the Director Plan. On January 1 of each year, commencing with January 1, 2001, the aggregate number of shares available for grant under the plan will automatically increase by the number of shares necessary to cause the total number of shares then available for grant to be 400,000 shares.

  The Director Plan is administered by the compensation committee. Under the Director Plan, each non-employee director who is or becomes a member of the Board of Directors prior to the Company's IPO is automatically granted on the date of the IPO an initial option to purchase 40,000 shares of common stock, which will vest in four equal installments over four years. Each non-employee director who becomes a member of the Board of Directors after the date of the IPO will be automatically granted on the date first elected to the Board of Directors an option to purchase 35,000 shares of common stock, which will vest in four equal installments over four years. In addition, provided that the director continues to serve as a member of the Board of Directors, each non-employee director will be automatically granted on the date of each annual meeting of stockholders following his or her initial option grant date an option to purchase 15,000 shares of common stock, 5,000 shares of which will vest immediately and 10,000 shares of which will vest in four equal installments over four years. All options granted under the Director Plan will have an exercise price equal to the fair market value of the common stock on the date of grant and a term of ten years from the date of grant. Unvested options terminate when the director ceases to be a director for any reason other than death or permanent disability. Vested options may be exercised at any time during the option term. The term of the Director Plan is ten years, unless sooner terminated by vote of the Board of Directors. No options have been granted under the Director Plan.

  (g) Amendment of Master Lease Agreement

  On May 8, 2000, the Company amended its master lease agreement. The amendment provides for an increase in the lease financing available under the master lease agreement by $6,000,000. Leases under the amendment will have various terms ranging from 24 to 42 months and will accrue interest at various annual rates.

  In connection with this amendment, the Company issued a warrant to purchase up to 57,485 shares at an exercise price of $8.35 per share. The number of shares available is contingent upon certain events. If the Company completes an IPO of its stock by November 30, 2000, the warrant is not exercisable and expires. If the Company completes an IPO of its stock on or after December 1, 2000 and on or before December 31, 2000, the warrant becomes exercisable for 28,743 shares. If the Company completes an IPO of its stock on or after January 1, 2001, the warrant becomes exercisable for 57,485 shares. The warrant expires through 2007 or three years after the effective date of the Company's IPO, whichever is earlier. This warrant will be valued using the Black-Scholes option pricing model prescribed by SFAS No. 123 and any value will be recorded as deferred financing costs and amortized over the life of the loans as interest expense.

                           [AVICI LOGO APPEARS HERE]